These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Consolidated Financial Statements

With Independent Auditors’ Report

December 31, 2006

With Comparative Figures for 2004 and 2005

PT INDOSAT Tbk

AND SUBSIDIARIES

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2006

WITH COMPARATIVE FIGURES FOR 2004 AND 2005

Table of Contents

Page

Independent Auditors’ Report

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7 - 9

Consolidated Statements of Cash Flows

………………………………………………………………

10 - 11

Notes to Consolidated Financial Statements

………………………………………………………….

12 - 110

***************************

This report is originally issued in Indonesian language.

Independent Auditors’ Report

Report No. RPC-6706

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the consolidated balance sheet of PT Indosat Tbk (“the Company”) and its subsidiaries as of December 31, 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of the Company as of December 31, 2005, and the consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2004 and 2005 were audited by Prasetio, Sarwoko & Sandjaja, whose report dated February 21, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Indonesia.

Purwantono, Sarwoko & Sandjaja

Drs. Hari Purwantono

Public Accountant Licence No. 98.1.0065

March 5, 2007

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2005

2006

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,4,30

4,717,269

2,807,260

311,226

Short-term investments - net of

2e

allowance for decline in value

of Rp33,984 in 2005 and

Rp25,395 in 2006

38,998

-

-

Accounts receivable

2f

Trade

16

Related parties

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp89,485 in 2005

and Rp81,803 in 2006

5,30

67,595

55,159

6,115

Others - net of allowance

for doubtful accounts of

Rp61,492 in 2005

and Rp59,460 in 2006

30

108,804

119,583

13,258

Third parties - net of allowance

for doubtful accounts of

Rp528,314 in 2005

and Rp423,730 in 2006

6

982,351

1,096,866

121,604

Others - net of allowance

   for doubtful accounts of

   Rp34,575 in 2005 and

   Rp16,572 in 2006

30g

16,316

10,392

1,152

Inventories

2g

203,954

110,935

12,299

Derivative assets

2r,33

79,221

16,550

1,835

Advances

47,728

19,071

2,114

Prepaid taxes

7,14

940,155

1,051,442

116,568

Prepaid expenses

2h,2q,29,30

295,436

324,875

36,017

Other current assets

2d,30

29,165

53,299

5,909

Total Current Assets

7,526,992

5,665,432

628,097

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2006

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2005

2006

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp1,753 in 2005

and Rp2,795 in 2006

2f,30

30,401

23,336

2,587

Deferred tax assets - net

2t,14

44,197

46,567

5,163

Investments in associated

companies - net of allowance

for decline in value of Rp56,300

in 2005 and 2006

2i,8

524

286

32

Other long-term investments - net of

allowance for decline in value of

Rp99,977 in 2005 and 2006

2i,9

2,730

8,509

943

Property and equipment

2j,2k,2p,

10,16,24

Carrying value

35,073,128

41,908,327

4,642,475

Accumulated depreciation

(13,409,736

)

(16,846,686

)

(1,864,022

)

Impairment in value

(98,611

)

(98,611

)

(10,933

)

Net

21,564,781

24,963,030

2,767,520

Goodwill and other

intangible assets - net

2c,2l,11

2,682,600

2,645,369

293,278

Long-term receivables

30g

122,281

103,121

11,432

Long-term prepaid pension - net

of current portion

2q,29,30

236,491

230,284

25,530

Long-term advances

12,30

327,351

213,771

23,700

Others

2d,2h,30

248,785

328,953

36,469

Total Non-current Assets

25,260,141

28,563,226

3,166,654

TOTAL ASSETS

32,787,133

34,228,658

3,794,751

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2006

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2005

2006

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

Related parties

30

30,462

34,139

3,785

Third parties

163,617

270,292

29,966

Procurement payable

13,30

2,609,278

3,292,543

365,027

Taxes payable

2t,14

205,852

211,868

23,489

Accrued expenses

15,29,30

843,206

896,435

99,383

Unearned income

2o

488,694

571,944

63,408

Deposits from customers

26,519

93,044

10,315

Derivative liabilities

2r,33

11,539

224,293

24,866

Current maturities of:

Loans payable

2m,16

49,700

127,191

14,101

Bonds payable

2m,17

981,936

1,055,526

117,021

Other current liabilities

20,577

25,930

2,874

Total Current Liabilities

5,431,380

6,803,205

754,235

NON-CURRENT LIABILITIES

Due to related parties

30

16,607

29,440

3,264

Deferred tax liabilities - net

2t,14

865,672

1,244,502

137,971

Loans payable - net of current

maturities

2m,16

Related parties

30

630,251

635,649

70,471

Third parties

678,522

869,045

96,346

Bonds payable - net of current

maturities

2m,17

10,161,905

8,734,012

968,294

Other non-current liabilities

18,29,30

511,779

510,440

56,591

Total Non-current Liabilities

12,864,736

12,023,088

1,332,937

TOTAL LIABILITIES

18,296,116

18,826,293

2,087,172

MINORITY INTEREST

2b

175,689

200,620

22,241

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2006

With Comparative Figures for 2005

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2005

2006

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,356,174,499 B shares

in 2005, and 1 A share and

5,433,933,499 B shares in 2006

19

535,617

543,393

60,243

Premium on capital stock

 19

1,178,274

1,546,587

171,463

Difference in transactions of equity

changes in associated

companies/subsidiaries

2i

403,812

403,812

44,769

Stock options

2n,20

90,763

-

-

Difference in foreign currency

translation

2b

228

182

20

Retained earnings

Appropriated

49,922

66,157

7,334

Unappropriated

12,056,712

12,641,614

1,401,509

TOTAL STOCKHOLDERS’ EQUITY

14,315,328

15,201,745

1,685,338

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

32,787,133

34,228,658

3,794,751

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2004

2005

2006

(Note 3)

Rp

Rp

Rp

US$

OPERATING REVENUES

2o,30

Cellular

21,35,36,37

7,342,061

8,644,951

9,227,537

1,023,009

Multimedia, Data

Communication,

Internet (“MIDI”)

22

1,483,941

1,694,033

1,902,589

210,930

Fixed telecommunication

23,35,36

1,544,684

1,250,807

1,109,281

122,980

Other services

59,420

-

-

-

Total Operating Revenues

10,430,106

11,589,791

12,239,407

1,356,919

OPERATING EXPENSES

2o

Depreciation and amortization

2j,10,11

2,818,657

3,080,205

3,653,266

405,018

Personnel

2p,2q,20,

24,29,30

1,207,384

1,264,653

1,350,468

149,719

Administration and general

25,30

471,347

606,022

663,921

73,605

Maintenance

2j,30

473,388

614,595

585,158

64,874

Marketing

349,824

360,049

468,920

51,987

Compensation to

telecommunications carriers

and service providers

26,30,36

513,355

408,411

369,704

40,987

Leased circuits

30

97,667

142,210

180,168

19,974

Other costs of services

27,30

1,300,418

1,461,729

1,569,143

173,963

Total Operating Expenses

7,232,040

7,937,874

8,840,748

980,127

OPERATING INCOME

3,198,066

3,651,917

3,398,659

376,792

OTHER INCOME (EXPENSES)

2o

Gain (loss) on foreign

exchange - net

2s,5,6

(66,116

)

(79,932

)

304,401

33,747

Interest income

30

187,430

215,103

212,823

23,595

Financing cost

2m,16,17,

28,30

(1,097,531

)

(1,264,764

)

(1,248,899

)

(138,459

)

Loss on change in fair value

of derivatives - net

2r,33

(170,451

)

(44,209

)

(438,774

)

(48,645)

Amortization of goodwill

2l,11

(226,347

)

(226,352

)

(226,507

)

(25,112

)

Gain on sale of investment in

associated companies

8

286,204

14,625

-

-

Gain on sale of other long-term

investments - net

9

110,929

1,204

-

-

Others - net

14

99,085

85,117

21,202

2,351

Other Expenses - Net

(876,797

)

(1,299,208

)

(1,375,754

)

(152,523

)

EQUITY IN NET INCOME (LOSS)

OF ASSOCIATED COMPANIES

2i,8

61,489

86

(238

)

(26

)

INCOME BEFORE INCOME TAX

2,382,758

2,352,795

2,022,667

224,243

INCOME TAX EXPENSE

2t,14

Current

140,902

331,541

199,629

22,132

Deferred

583,652

366,383

376,478

41,738

Total Income Tax Expense

724,554

697,924

576,107

63,870

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2006

Notes

2004

2005

2006

(Note 3)

Rp

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME OF

SUBSIDIARIES

1,658,204

1,654,871

1,446,560

160,373

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(24,996

)

(31,390

)

(36,467

)(4,043

)

NET INCOME

32

1,633,208

1,623,481

1,410,093

156,330

BASIC EARNINGS PER SHARE

2v,19,31

313.91

309.04

260.90

0.03

DILUTED EARNINGS PER SHARE

  2v,19,

313.63

309.04

258.82

0.03

 20,31

BASIC EARNINGS PER ADS

(50 B shares per ADS)

 2v,19,31

15,695.59

15,452.16

13,045.17

1.45

DILUTED EARNINGS PER ADS

2v,19,

15,681.59

15,452.16

12,940.98

1.43

20,31

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah)

Year Ended December 31, 2004

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

    Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2004

517,750

673,075

-

403,812

24,809

316

17,890

10,402,230

12,039,882

ESOP:

Issuance of capital stock resulting from the exercise

of ESOP Phase I

2n,19, 20

10,781

207,794

-

-

(49,592

)

-

-

-

168,983

Proportionate seven months’ compensation expense relating

to ESOP Phase I and five months’ compensation expense

relating to ESOP Phase II

2n,20,24

-

-

-

-

95,990

-

-

-95,990

Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars and Indosat

Finance Company B.V. from euro to rupiah - net

of applicable income taxes of Rp18 and Rp30, respectively

2b

-

-

-

-

-

113

-

-

113

Resolution during the Annual Stockholders’ General Meeting

on June 22, 2004

Declaration of cash dividend

32

-

-

-

-

-

-

-

(753,584

)

(753,584

)

Appropriation for reserve fund

32

-

-

-

-

-

-

15,700

(15,700

)

-

Net income for the year

-

-

-

-

-

-

-

1,633,208

1,633,208

Balance as of December 31, 2004

528,531

880,869

-

403,812

71,207

429

33,590

11,266,154

13,184,592

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah)

Year Ended December 31, 2005

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2005

528,531

880,869

403,812

71,207

429

33,590

11,266,154

13,184,592

ESOP:

Issuance of capital stock resulting from the exercise of ESOP Phase I and Phase II

2n,19,20

7,086

297,405

-

 (71,183)

-

-

-

                     233,308

Proportionate seven months’ compensation expense relating to

ESOP Phase II

2n,20,24

-

-

-

 90,739

-

-

-

90,739

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from

U.S. dollars, and of Indosat Finance Company B.V. and Indosat International

Finance Company B.V. from euro to rupiah - net of applicable income taxes of Rp64, Rp19 and Rp3, respectively

2b

-

-

-

-

(201

)

-

-

(201

)

Resolution during the Annual Stockholders’ General Meeting on June 8, 2005

Declaration of cash dividend

32

-

-

-

-

-

-

(816,591

)

(816,591)

Appropriation for reserve fund

32

-

-

-

-

-

16,332

(16,332

)

-

Net income for the year

-

-

-

-

-

-

1,623,481

1,623,481

Balance as of December 31, 2005

535,617

1,178,274

403,812

90,763

228

49,922

12,056,712

14,315,328

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

 (Expressed in millions of rupiah)

Year Ended December 31, 2006

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2006

535,617

1,178,274

403,812

90,763

228

49,922

12,056,712

14,315,328

ESOP:

Issuance of capital stock resulting from the exercise of ESOP Phase II

2n,19,20,24

7,776

368,313

-

 (90,763

)

-

-

-

285,326

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat

International Finance Company B.V. from euro, and Indosat

Singapore Pte. Ltd. and Satelindo International Finance B.V. from U.S. dollar to rupiah - net of  applicable income tax benefit (expense) of  Rp136,

Rp135, (Rp17) and (Rp272), respectively

2b

-

-

-

-

(46

)

-

-

(46

)

Resolution during the Annual Stockholders’ General Meeting on June 29, 2006

Declaration of cash dividend

32

-

-

-

-

-

-

(808,956

)

(808,956)

Appropriation for reserve fund

32

-

-

-

-

-

16,235

(16,235

)

-

Net income for the year

-

-

-

-

-

-

1, 410,093

1,410,093

Balance as of December 31, 2006

543,393

1,546,587

403,812

-

182

66,157

12,641,614

15,201,745

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar)

2006

Notes

2004

2005

2006

(Note 3)

Rp

Rp

Rp

US$

CASH FLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

10,537,812

11,402,721

12,177,148

1,350,016

Interest income

179,374

215,114

217,152

24,074

Refund of taxes

7

1,044,853

176,408

86,981

9,643

Interest rate swap contracts

33n,33o,33q,33r

34,143

9,174

5,250

582

Cash paid for:

 Employees, suppliers and others

(4,004,149

)

(4,405,641

)

 (5,081,152

)

(563,320

)

Financing cost

(1,077,747

)

(1,166,621

)

(1,237,161

)

(137,157

)

Taxes

(683,481

)

(796,369

)

(391,881

)

(43,446

)

Swap cost from cross currency

swap contracts

33a,33c-33m

(15,882

)

(42,279

)

(103,216

)

(11,443

)

Termination of swap contracts

33c,33n-33q

-

(76,475

)

(3,498

)

(388

)

Net Cash Provided by Operating

Activities

6,014,923

5,316,032

5,669,623

628,561

CASH FLOWS FROM INVESTING

ACTIVITIES

Proceeds from sale of short-term

investment

141,580

1,131

47,587

5,276

Proceeds from sale of property

and equipment

10

18,490

463

1,249

138

Acquisitions of property and

equipment

10

(5,238,331

)

(6,771,870

)

(6,054,014

)

(671,176

)

Acquisition of intangible assets

11

-

-

(320,000

)

(35,477)

Purchase of other long-term

investment

9a

-

-

(5,779

)

(641)

Proceeds from sale of other long-

term investments

9

200,038

100,631

-

-

Decrease (increase) in restricted

cash and cash equivalents

(81,287

)

81,288

-

-

Proceeds from sale of subsidiaries

1d

-

40,141

-

-

Proceeds from sale of investment

in associated companies

8

498,713

14,625

-

-

Purchase of short-term investments

(77,677

)

(47,341

)

-

-

Additional advances for purchase of

property and equipment

(196,972

)

(36,550

)

-

-

Additional investment in a subsidiary

1d

-

(17,481

)

-

-

Net Cash Used in Investing Activities

(4,735,446

)

(6,634,963

)

(6,330,957

)

(701,880

)

CASH FLOWS FROM FINANCING

ACTIVITIES

Proceeds from long-term loans

16

96,200

40,059

357,366

39,619

Proceeds from exercise of ESOP

Phase I and Phase II

20

148,993

233,309

287,910

31,919

Proceeds from bonds payable

17

-

3,484,992

31,150

3,453

Repayment of bonds payable

17

-

(51,347

)

(956,644

)

(106,058)

Cash dividend paid

32

(753,584

)

(816,591

)

(808,956

)

(89,684

)

Repayment of long-term loans

16

(1,251,580

)

(653,579

)

(84,394

)

(9,356)

Swap cost from cross currency

swap contracts

33b

(15,392

)

(64,121

)

(61,885

)

(6,861

)

Cash dividend paid by subsidiaries

      to minority interest

(7,671

)

(9,046

)

(11,537

)

(1,279

)

Decrease (increase) in restricted

cash and cash equivalents

12,542

11,210

(1,685

)

(187

)

Payment for termination of

swap contracts

33b

-

(111,508

)

-

-

Repayment of short-term loans

(8,255

)

-

-

-

Net Cash Provided by (Used in)

Financing Activities

(1,778,747

)

2,063,378

(1,248,675

)

(138,434

)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

 Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar)

2006

Notes

2004

2005

2006

(Note 3)

Rp

Rp

Rp

US$

NET INCREASE (DECREASE) IN

CASH AND CASH EQUIVALENTS

(499,270

)

744,447

(1,910,009

)

(211,753

)

CASH AND CASH EQUIVALENTS

AT BEGINNING OF YEAR

4,509,508

4,010,238

4,717,269

522,979

BEGINNING BALANCE OF CASH

AND CASH EQUIVALENTS OF A

DIVESTED SUBSIDIARY

1d

-

(37,416

)

-

-

CASH AND CASH EQUIVALENTS

AT END OF YEAR

4

4,010,238

4,717,269

2,807,260

311,226

DETAILS OF CASH AND CASH

EQUIVALENTS:

Cash on hand and in banks

170,498

136,278

240,406

26,652

Time deposits with original

maturities of three months

or less

3,839,740

4,580,991

2,566,854

284,574

Cash and cash equivalents as

stated in the consolidated

balance sheets

4,010,238

4,717,269

2,807,260

311,226

SUPPLEMENTAL CASH FLOW

INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment on account

credited to procurement

payable

672,328

505,666

753,734

83,563

Acquisitions of property and

equipment on account

credited to long-term advances

-

-

113,580

12,592

Premium on capital stock

49,592

71,182

88,179

9,776

Stock options

46,398

19,556

(90,763

)

(10,062)

Bonus retained for exercise

of ESOP Phase I

19,990

-

-

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 38 dated November 9, 2006 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to and accepted by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No. W7.HT.01.04.4134 dated November 28, 2006.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunication networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), whereby the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc.) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology.

Based on Decree No. 19/KEP/M.KOMINFO/02/2006 dated February 14, 2006 of the Ministry of Communications and Information Technology, the Company has been determined as one of the winners in the selection of IMT-2000 cellular network providers using 2.1 GHz radio frequency spectrum (known as “3G”) for 1 block (2 x 5MHz) of frequency. As a winner, the Company was obliged, among others, to pay the upfront fee of Rp320,000 (Note 11) and radio frequency fee.

Based on Decree No. 102/KEP/M.KOMINFO/10/2006 dated October 11, 2006, the Government of the Republic of Indonesia, through the Ministry of Communications and Information Technology, amended the previous ministerial decree dated March 15, 2004 on the Company’s license on GSM cellular mobile network in order to include the rights and obligations of 3G services.

Based on Decree No. 181/KEP/M.KOMINFO/12/2006 dated December 12, 2006 of the Ministry of Communications and Information Technology regarding 800 Mhz Frequency Channels Allocation for Local Fixed Wireless Network Services with Limited Mobility and Mobile Cellular Network, the Company has been granted two nationwide frequency channels, i.e channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors and Commissioners

d.

e.

Based on a resolution at each of the (i) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, (ii) Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (iii) Annual Stockholders’ General Meeting held on June 29, 2006 which is notarized under Deed No. 175 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of December 31, 2004, 2005 and 2006, respectively, is as follows:

2004

2005 and 2006

President Commissioner

Peter Seah Lim Huat

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Sio Tat Hiang

Commissioner

Sum Soon Lim

Sum Soon Lim

Commissioner

Roes Aryawijaya

Roes Aryawijaya

Commissioner

Umar Rusdi

Setyanto P. Santosa

Commissioner

Lim Ah Doo *

Lim Ah Doo *

Commissioner

Eva Riyanti Hutapea *

Eva Riyanti Hutapea *

Commissioner

Mohammad Ikhsan *

Soeprapto S.IP *

* Independent commissioner

Based on (i) a resolution at the Stockholders’ Extraordinary Meeting held on September 30, 2004 which is notarized under Deed No. 144 of Aullia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, (ii) a resolution at the Annual Stockholders’ General Meeting held on    June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, and (iii) the minutes of the Company’s Board of Commissioners’ Meeting held on March 3, 2006 and a resolution at the Annual Stockholders’ General Meeting held on June 29, 2006 which are notarized under Deed No. 175 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Directors as of December 31, 2004, 2005 and 2006, respectively, is as follows:

2004

2005

2006

President Director

- *

Hasnul Suhaimi

- * and **

Deputy President Director

Ng Eng Ho

Kaizad Bomi Heerjee

Kaizad Bomi Heerjee

Finance Director

Wong Heang Tuck

Wong Heang Tuck

Wong Heang Tuck

Corporate Services Director

Sutrisman

S. Wimbo S. Hardjito

S. Wimbo S. Hardjito

Information Technology Director

Joseph Chan

Joseph Chan

Joseph Chan

  Lam Seng

     Lam Seng

    Lam Seng

Jabotabek and Corporate Sales

Director

-

-

Johnny Swandi Sjam

Regional Sales Director

-

-

Wityasmoro Sih

     Handayanto

Marketing Director

-

-

Wahyu Wijayadi

Network Director

-

-

Raymond Tan

     Kim Meng

Consumer Market Director

-

Johnny Swandi Sjam

-

Planning and Project

Development Director

-

Wityasmoro Sih

-

    Handayanto

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors and Commissioners (continued)

2004

2005

2006

Corporate Market Director

-

Wahyu Wijayadi

-

Network Operation and Quality

-

Raymond Tan

-

Management Director     Kim Meng

Business Development

Director

Wityasmoro Sih

-

-

    Handayanto

Fixed Telecom and

MIDI Director

Wahyu Wijayadi

-

-

Operation and Quality

Improvement Director

Raymond Tan

-

-

     Kim Meng

Cellular Marketing Director

Hasnul Suhaimi

-

-

*

In the absence of a President Director, the tasks of the President Director have been carried out by the Deputy President Director.

** On June 16, 2006, the Board of Commissioners approved the resignation of Hasnul Suhaimi effective on June 8, 2006.

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 7,820, 8,137 and 7,786 employees, including non-permanent employees, as of
December 31, 2004, 2005 and 2006, respectively.

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

 Principal Activity

Operations

2004

2005

2006

Satelindo International Finance B.V.

Amsterdam

Finance

1996

100.00

100.00

100.00

Indosat Finance Company B.V.

Amsterdam

Finance

2003

100.00

100.00

100.00

Indosat International Finance

    Company B.V.

 Amsterdam

Finance

2005

-

100.00

100.00

Indosat Singapore Pte. Ltd.

Singapore

Telecommunication

2005

-

100.00

100.00

PT Indosat Mega Media

Jakarta

Multimedia

2001

99.85

99.85

99.85

PT Satelindo Multi Media

Jakarta

Multimedia

1999

99.60

99.60

99.60

PT Aplikanusa Lintasarta

Jakarta

Data Communication

1989

69.46

72.36

72.36

PT Artajasa Pembayaran Elektronis

Jakarta

Telecommunication

2000

45.15

39.80

39.80

PT Sisindosat Lintasbuana *

Jakarta

Information Technology

1990

96.87

-

-

PT Asitelindo Data Buana *

Jakarta

Multimedia

1997

49.40

-

-

Total Assets

(Before Eliminations)

Name of Subsidiary

2004

2005

2006

Satelindo International Finance B.V.

8,002

8,526

7,555

Indosat Finance Company B.V.

2,820,797

2,984,732

2,762,776

Indosat International Finance Company B.V.

-

2,462,039

2,283,380

Indosat Singapore Pte. Ltd.

-

-

7,300

PT Indosat Mega Media

450,288

523,014

605,538

PT Satelindo Multi Media

11,187

10,690

10,690

PT Aplikanusa Lintasarta

798,273

876,201

985,605

PT Artajasa Pembayaran Elektronis

73,964

73,627

94,311

PT Sisindosat Lintasbuana *

159,230

-

-

PT Asitelindo Data Buana *

9,822

-

-

* Sold in January 2005

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (the Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo” - see Note 1e) from third parties and is not involved in any other activity. In May 2000, SIB issued Guaranteed Floating Rate Bonds. In October 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions.

In the SIB shareholder’s meeting conducted on March 28, 2006, the shareholder agreed to start SIB’s voluntary liquidation process on April 1, 2006. As of December 31, 2006, such liquidation has not yet been finalized (Note 41d).

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (the Netherlands) on October 13, 2003. IFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees; and trading in currencies, securities and items of property in general. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 17).

Based on an IFB shareholder’s resolution dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (in full amount, equivalent to Rp23,352) to IFB on August 31, 2006.

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (the Netherlands) on April 27, 2005. IIFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees; and trading in currencies, securities and items of property in general. In June 2005, IIFB issued guaranteed notes which are due in 2012 (Note 17).

Based on an IIFB shareholder’s resolution dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (in full amount, equivalent to Rp23,352) to IIFB on August 31, 2006.

Indosat Singapore Pte. Ltd. (“ISP”)

ISP was incorporated in Singapore on December 21, 2005 to engage in telecommunication services.

Based on an ISP shareholder’s resolution dated April 20, 2006, the Company agreed to make capital injection in ISP totaling US$650 (equivalent to SGD1,075,750, in full amount). The Company transferred in full such amount to ISP’s bank account on April 26, 2006.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs.

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

Based on a circular resolution of SMM’s shareholders, SMM will be subject to liquidation effective May 5, 2006. As of December 31, 2006, such liquidation has not yet been finalized.

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46%.

On December 21, 2005, the Company entered into a Sale and Purchase Agreement, whereby the Company agreed to purchase 2.90% equity interest in Lintasarta from Dana Pensiun Bank Negara Indonesia (“DPBNI”) for Rp17,480. Such purchase of equity interest, which resulted in the recognition of goodwill, increased the Company’s ownership in Lintasarta from 69.46% to 72.36%.

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

On June 21, 2005, Lintasarta sold a portion of its ownership in APE to Yayasan Kesejahteraan Karyawan Bank Indonesia (“YKKBI”) for Rp7,250, resulting in the decrease of Lintasarta’s equity interest in APE from 65% to 55%.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Sisindosat Lintasbuana (“Sisindosat”, which changed its name to PT Sisindokom Lintasbuana or “Sisindokom” in May 2005)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products.
The Company initially had 95.64% equity interest in Sisindosat, which had 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

On December 17, 2004, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the Company agreed to sell its 96.87% equity interest in Sisindosat to PT Aneka Spring Telekomindo (“Astel”) for Rp40,000. On January 7, 2005, the Company and Astel closed the transaction on the sale and purchase.

On January 14, 2005, based on the CSPA, the Company paid Rp2,109 to Astel for termination of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

On January 25, 2005, the Company received the final payment amounting to Rp32,891 (net of Rp5,000 previously received on August 27, 2004 as a bidding deposit) for the sale.

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

Since the Company sold its investment in Sisindosat on January 7, 2005 (see above), the Company no longer has indirect investment in Asiatel.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company and its subsidiaries (collectively referred to as the “Companies”) conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for swap contracts which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

Equity Interest (%)

2004

2005

2006

SIB

100.00

100.00

 100.00

IFB

100.00

100.00

100.00

IIFB

-

100.00

 100.00

ISP

-

100.00

100.00

IMM

99.85

99.85

99.85

SMM

99.60

99.60

99.60

Lintasarta

69.46

72.36

72.36

Sisindosat

96.87

- *

-

* sold in January 2005

The consolidated financial statements also include the accounts of APE (Lintasarta’s subsidiary which was 65%-owned in 2004 and reduced to become 55%-owned starting 2005). The accounts of APE in 2004, 2005 and 2006 were consolidated because its financial and operating policies were controlled by Lintasarta.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

The accounts of SIB, IFB, IIFB and ISP were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of SIB, IFB, IIFB and ISP are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity of the subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.

Accounting for Acquired Businesses

For an acquisition accounted for under the pooling-of-interests method, the historical carrying amount of the net equity of the entity acquired is combined with that of the acquirer, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book value, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. The balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transactions.

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets - Others”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

Short-term Investments

Short-term investments consist of:

•

Investment in debt securities

Investment in debt securities which are classified as available-for-sale is recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Unrealized gain (loss), if any, at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities”, which is a component of Stockholders’ Equity, and will be recognized as income or loss upon realization.

Investment in debt securities which are classified as trading is recorded at fair value. Any unrealized gain (loss) at balance sheet date is credited (charged) to current operations.

•

Mutual funds

Mutual funds which are classified as trading security under SAK 50 are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

•

Time deposits with original maturities of more than three months at the time of placement or purchase

The time deposits are recorded at historical value.

f.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the year.

g.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

h.

Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•

Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

j.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Based on its review and assessment, starting January 1, 2005, the Company changed the estimated useful lives of certain property and equipment. The change in the estimated useful lives was made to reflect the effect of the integration of telecommunications network by location within the country and also in consideration of the effect of technological advancement and upgrades done by the Company. Below are the estimated useful lives (in years) prior to and starting January 1, 2005:

Prior to

Starting

January 1, 2005

January 1, 2005

Buildings

  3 to 20

15 to 20

Submarine cables

 15

12

Earth stations

 15

10

Inland link

5 to15

15

Switching equipment

 15

10

Telecommunications peripherals

  5 to 15

5

Information technology equipment

  5 to 10

3 to 5

Office equipment

 3 to 6

5

Building and leasehold improvements

5 to 15

5

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Property and Equipment (continued)

Prior to

Starting

January 1, 2005

January 1, 2005

Vehicles

   5

5

Cellular technical equipment

  5 to 15

10 to 15

Satellite technical equipment

12 to 15

12

Transmission and cross-connection equipment

5 to 24

12

Fixed Wireless Access (“FWA”) technical equipment

8

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment which enhance the asset condition over its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

Properties under construction and installation are stated at cost and consist mainly of cellular technical equipment, FWA technical equipment, submarine cables, transmission and cross-connection equipment, building and leasehold improvements, inland link, information technology equipment, telecommunications peripherals, satellite technical equipment and switching equipment.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

k.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

 - Prepaid

6

 - Post-paid

5

Spectrum license

5

Brand

8

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets (continued)

Upfront fee in connection with the license to use 2.1 GHz radio frequency bandwidth (Note 1a) is amortized using the straight-line method over the license period.

The Companies review the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

m.

Bonds/Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds/debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds/debt is recognized as premium or discount that should be amortized over the term of the bonds/debt.

n.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

o.

Revenue and Expense Recognition

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

Cellular revenues are presented on a net basis, after interconnection expenses and compensation to value added service providers.

MIDI

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

MIDI (continued)

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international call  traffic is recognized on the basis of the actual recorded traffic for the year. Income from international call traffic from overseas international carriers, for which statements have not been received, is accounted for based on estimates.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 37) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 36), are reported on a gross basis, before interconnection expenses/charges (Note 26) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sale of initial/reload vouchers is recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Fixed Telecommunication (continued)

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

Expenses

Expenses are recognized when incurred (accrual basis).

p.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

q.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Prior service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g. paid annual leave, paid sick leave) and long-term (e.g. long-service leave, post-employment medical benefits).

r.

Derivatives

The Company enters into and engages in currency swap and foreign exchange contracts/transactions for the purpose of managing its foreign exchange rate exposures emanating from the Company’s bonds payable in foreign currencies.

The Company applies SAK 55, “Accounting for Derivative Instruments and Hedging Activities”.  SAK 55 sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumption which are commonly used. Based on the specific requirements for hedge accounting under SAK 55, the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. Accordingly, changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For December 31, 2004, 2005 and 2006, the foreign exchange rates used (in full amounts) were Rp9,290, Rp9,830 and Rp9,020 to US$1, respectively, computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the year.

t.

Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

u.

Segment Reporting

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 39.

v.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed              by dividing net income by the weighted-average number of shares outstanding during the year after considering the effect of exercise of ESOP Phase I and Phase II (Note 31).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year, after considering the dilutive effect caused by the stock options relating to the ESOP and convertible bonds issued by a subsidiary (Note 17).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2006 of Rp9,020
to US$1 (in full amount). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2005

2006

Cash on hand

Rupiah

868

1,350

U.S. dollar (US$27 in 2005 and US$21 in 2006)

270

185

1,138

1,535

Cash in banks

Related parties (Note 30)

Rupiah

Bank Pembangunan Daerah DKI Jakarta

2,955

17,583

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

26,700

11,978

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

802

1,848

PT Bank Internasional Indonesia Tbk (“BII”)

-

1,605

Bank Pembangunan Daerah Yogyakarta

853

1,321

PT Bank Mandiri Syari’ah (“Mandiri Syari’ah”)

101

1,287

PT Bank Pembangunan Daerah Sumatera Selatan

-

1,128

PT Bank Danamon Indonesia Tbk (“Danamon”)

864

515

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

1,857

178

PT Bank Tabungan Negara (Persero) (“BTN”)

625

85

Others (each below Rp500)

687

1,314

U.S. dollar

Mandiri (US$163 in 2005 and US$575 in 2006)

1,600

5,188

Others (US$10 in 2005 and US$40 in 2006)

99

362

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2005

2006

Cash in banks (continued)

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

18,116

82,836

Deutsche Bank AG, Jakarta Branch

18,752

9,763

The Hongkong and Shanghai Banking Corp. Ltd.,

Jakarta Branch

7,148

6,107

PT Bank Umum Koperasi Indonesia (“Bukopin”)

3,007

4,895

PT Bank Niaga Tbk (“Niaga”)

182

4,707

Citibank N.A., Jakarta Branch

852

4,123

PT Bank Permata Tbk

1,106

1,397

PT Bank Lippo Tbk

187

694

PT Bank Artha Graha Internasional Tbk

503

225

Others (each below Rp500)

304

1,522

U.S. dollar

Fortis Bank, The Netherlands (US$5,442)

-

49,089

Citibank N.A., Jakarta Branch (US$1,509 in 2005 and

US$1,867 in 2006)

14,835

16,843

Deutsche Bank AG, Jakarta Branch (US$2,192 in 2005

and US$801 in 2006)

21,552

7,227

Bukopin (US$276 in 2005 and US$270 in 2006)

2,718

2,430

Citibank N.A., Singapore Branch (US$651 in 2005 and

US$236 in 2006)

6,400

2,126

Others (US$238 in 2005 and US$55 in 2006)

2,335

495

135,140

238,871

Time deposits

Related parties (Note 30)

Rupiah

Mandiri

504,945

364,285

BNI

173,715

78,715

Danamon

199,400

61,400

BRI

200,000

50,000

BTN

2,000

39,000

Bank Pembangunan Daerah Yogyakarta

-

1,000

Bank Pembangunan Daerah Sulawesi Utara

1,000

1,000

Mandiri Syari’ah

150,000

-

U.S. dollar

BNI (US$25,000 in 2005 and US$20,000 in 2006)

245,750

180,400

Danamon (US$20,000 in 2005 and US$15,000 in 2006)

196,600

135,300

Mandiri Syari’ah (US$23,000 in 2005 and US$10,000 in 2006)

226,090

90,200

BTN (US$10,000 in 2005 and US$5,000 in 2006)

98,300

45,100

Mandiri (US$52,071 in 2005 and US$2,603 in 2006)

511,862

23,479

BRI (US$35,000)

344,050

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2005

2006

Time deposits (continued)

Third parties

Rupiah

Deutsche Bank AG, Jakarta Branch

35,161

112,175

Niaga

109,800

110,000

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

210,000

70,000

Bukopin

109,000

57,500

BCA

152,500

54,450

PT Bank Mega Tbk

5,595

14,052

Citibank N.A., Jakarta Branch

7,600

-

Others

6

6

U.S. dollar

Deutsche Bank AG, Jakarta Branch (US$42,406 in 2005

and US$48,950 in 2006)

416,856

441,529

Citibank N.A., Jakarta Branch (US$25,000)

-

225,500

Bukopin (US$37,000 in 2005 and US$18,000 in 2006)

363,710

162,360

Niaga (US$27,253 in 2005 and US$17,650 in 2006)

267,901

159,203

Muamalat (US$5,000 in 2005 and US$10,000 in 2006)

49,150

90,200

4,580,991

2,566,854

Total

4,717,269

2,807,260

Time deposits denominated in rupiah earned interest at annual rates ranging from 4.00% to 7.50% in 2004, from 4.00% to 13.00% in 2005 and from 3.25% to 13.20% in 2006, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.54% to 1.50% in 2004, from 0.65% to 4.25% in 2005 and from 1.00% to 5.15% in 2006.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

5.

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE - TELKOM (continued)

The aging schedule of the accounts receivable is as follows:

2005

2006

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

74,381

47.35

61,270

44.74

4 - 6 months

542

0.35

959

0.70

Over 6 months

82,157

52.30

74,733

54.56

Total

157,080

100.00

136,962

100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

2005

2006

Balance at beginning of year

86,884

89,485

Provision

4,556

587

Write-off

-

(8,183)

Net effect of foreign exchange adjustment

295

(86)

Deduction due to sale of Sisindosat

(2,250

)

-

Balance at end of year

89,485

81,803

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

2005

2006

Overseas international carriers

DiGi Telecommunications Sdn Bhd, Malaysia (US$9,095 in 2005

and US$22,153 in 2006)

89,402

199,823

Saudi Telecom Company, Saudi Arabia (US$8,086 in 2005 and

US$8,409 in 2006)

79,483

75,852

Telekom Malaysia Berhad, Malaysia (US$4,773 in 2005 and

US$7,483 in 2006)

46,922

67,501

Maxis International Sdn Bhd, Malaysia (US$6,284 in 2005 and

US$6,137 in 2006)

61,768

55,356

Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2005

and 2006)

32,334

29,670

Celcom Malaysia Berhad, Malaysia (US$3,953 in 2005 and

US$3,239 in 2006)

38,857

29,220

DDI Corporation, Japan (US$2,389 in 2005 and US$2,254 in 2006)

23,484

20,332

NTT Communication Corporation, Japan (US$2,205 in 2005 and

US$2,229 in 2006)

21,672

20,109

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

2005

2006

Overseas international carriers (continued)

Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2005

and 2006)

21,656

19,872

UAE-Etisalat, United Arab Emirates (US$4,578 in 2005 and

US$2,161 in 2006)

45,003

19,501

Jabatan Telekom Brunei, Brunei Darussalam (US$2,992 in 2005 and

US$1,202 in 2006)

29,410

10,843

Korea International Telecommunication, Korea (US$2,229 in 2005

and US$817 in 2006)

21,909

7,370

Others (each below Rp20,000; US$26,607 in 2005 and

US$32,270 in 2006)

261,542

300,097

773,442

855,546

Local companies

PT Ratelindo

4,713

12,318

PT Satkomindo Mediyasa (US$823 in 2005 and US$701 in 2006)

8,094

6,327

PT Cakrawala Andalas Televisi (US$872 in 2005 and US$353

in 2006)

8,575

3,189

Others (each below Rp6,000, including US$9,908 in 2005 and

US$11,966 in 2006)

239,724

256,505

261,106

278,339

Post-paid subscribers from:

Cellular

444,957

361,890

Fixed wireless

16,123

17,885

Fixed line

15,037

6,936

476,117

386,711

Total

1,510,665

1,520,596

Less allowance for doubtful accounts

528,314

423,730

Net

982,351

1,096,866

The aging schedule of the accounts receivable is as follows:

2005

2006

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

727,463

48.16

789,330

51.91

7 - 12 months

306,247

20.27

297,928

19.59

13 - 24 months

235,362

15.58

275,329

18.11

Over 24 months

241,593

15.99

158,009

10.39

Total

1,510,665

100.00

1,520,596

100.00

As of December 31, 2006, approximately 1.65% of accounts receivable - trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 16).

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

2005

2006

Balance at beginning of year

375,001

528,314

Provision

163,956

104,245

Write-off

(10,999

)

(204,880)

Net effect of foreign exchange adjustment

4,616

(3,949)

Deduction due to sale of Sisindosat

(4,260

)

-

Balance at end of year

528,314

423,730

The net effect of foreign exchange adjustment was due to the strengthening or weakening  of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 5).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.

PREPAID TAXES

This account consists of the following:

2005

2006

Claims for tax refund

649,608

797,282

Value Added Tax (“VAT”)

254,695

217,653

Others

35,852

36,507

Total

940,155

1,051,442

Claims for tax refund in 2005 and 2006 mainly consist of the Company’s claims for tax refund from the excess prepayments of the Company’s income tax articles 22, 23 and 25 over the Company’s current income tax expense.

In March 2005, Lintasarta received the payment amounting to Rp2,197 from the Tax Office for its claim for tax refund for fiscal year 2003.

In June 2005, the Company received the payment of IM3’s claims for tax refund from the Tax Office amounting to Rp49,186 consisting of the excess prepayment of IM3’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal years 2001 - 2003 and refund for prepaid VAT for fiscal year 2003.

In September 2005, the Company received the payment amounting to Rp119,195 from the Tax Office for the Company’s claim for tax refund for fiscal year 2003.

In December 2005, the Company received the payment of Satelindo’s claim for tax refund amounting to Rp5,830 for overpayment of income tax article 26 for fiscal year 2001.

On September 5, 2006, the Company received assessment letters on tax overpayment (“SKPLB”) from the Directorate General of Taxation for the Company’s VAT for the periods April - July 2004 and November - December 2004 totalling Rp86,981, which was collected in November 2006.

On December 4, 2006, the Company received SKPLB from the Directorate General of Taxation for the Company’s 2004 Corporate Income Tax amounting to Rp199,552.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

8.

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

Equity

of Associated

Carrying

Interest (%)

Cost

Companies

Value

2005

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)

56,300

PT Swadharma Marga Inforindo

20.00

100

424

524

Total

56,612

212

56,824

Less allowance for decline in value

56,300

-

56,300

Net

312

212

524

2006

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Swadharma Marga Inforindo

20.00

100

186

286

Total

56,612

(26

)

56,586

Less allowance for decline in value

56,300

-

56,300

Net

312

(26

)

286

The changes in the carrying value of the investments in associated companies for the years ended December 31, 2005 and 2006 are as follows:

2005

2006

Equity in net income (loss) of associated companies

86

(238)

Write-off of allowance for decline in value of investment due to sale and write-off of investment

18,912

-

Sale of investment

(50,012

)

-

Write-off of investment

(1,596

)

-

Net Change

(32,610

)

(238)

The Companies have provided allowance for decline in value amounting to Rp56,300  as of December 31, 2005 and 2006, which the Companies believe is adequate to cover probable losses on those investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pasifik Satelit Nusantara (“PSN”) and M2A (“the Parties”), the Parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

8.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

Cambodian Indosat Telecommunication S.A. (“Camintel”)

The Company’s investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia (“UNTAC”), and to provide telecommunications and other services in Cambodia.

In 2005, the Company received payments totalling US$1,500 (equivalent to Rp14,625) from AZ Communication Co. Ltd. of Cambodia for the sale of its 6,590,500 shares in Camintel. In June 2006, all necessary government approvals for the sale were obtained.

9.

OTHER LONG-TERM INVESTMENTS

This account consists of the following:

2005

2006

Investments in shares of stock accounted for under the cost

method - net

2,631

8,410

Equity securities which are available-for-sale

99

99

Total

2,730

8,509

a.

Investments in shares of stock which are accounted for under the cost method

2005

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.0087

49,977

Others *

16.67 - 17.60

2,631

Total

102,608

 Less allowance for decline in value *

99,977

Net

2,631

*

net of investment in PT Patra Telekomunikasi Indonesia sold in August 2005 and write-off of investment in AlphaNet Telecom Inc. in December 2005

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

OTHER LONG-TERM INVESTMENTS (continued)

a.

Investments in shares of stock which are accounted for under the cost method (continued)

2006

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.0087

49,977

PT Starone Mitra Telekomunikasi

14.60

5,779

Others

12.80 - 16.67

2,631

Total

108,387

Less allowance for decline in value

99,977

Net

8,410

b.

Equity securities which are available-for-sale

As of December 31, 2005 and 2006, this account consists of:

BNI

89

Telkom

10

Total

99

The Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  December 31, 2005 and 2006, which management believes is adequate to cover probable losses on the investments.

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

OTHER LONG-TERM INVESTMENTS (continued)

PT Starone Mitra Telekomunikasi (“SMT”)

SMT was established on June 15, 2006 in Semarang, Central Java, by the Company,
PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology in Central Java and its surroundings.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, the Company agreed to contribute Rp51,302 to the capital of SMT that consists of Rp5,779 cash and Rp45,523 in-kind contribution. The Company’s capital contribution as of December 31, 2006 represents its initial cash contribution of Rp5,779.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, was engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD35,000,000.

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. On September 23, 2004, the Company received the last liquidation payment amounting to Rp8,557 (CAD1,208,272) from ATI’s trustee. As the liquidation process has been completed, the Company wrote off its investment in ATI in 2005.

Other

On January 28, 2005, the Company sold its investment in The International Telecommunications Satellite Organization (acquired in 1985) for US$10,539 (equivalent to Rp96,381) resulting in a loss amounting to Rp1,046. On April 7, 2005, the Company received the proceeds from the sale.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2005

Transactions during the Year

     Balance

   at Beginning

        Divestment in

 Balance at

     of Year

        Additions

    Deductions

  Reclassifications

a SubsidiaryEnd of Year

Carrying Value

Landrights

283,598

7,697

-

42,609

(5,250

)328,654

Buildings

376,075

20,394

-

38,249

(6,546

)428,172

Submarine cables

862,818

-

-

30

-

862,848

Earth stations

116,213

-

-

306

-116,519

Inland link

399,382

-

-

210,795

-610,177

Switching equipment

325,287

-

-

17,815

-343,102

Telecommunications

peripherals

1,546,503

212,383

-

83,872

(10,562

)1,832,196

Information technology

equipment

871,979

6,310

3,080

144,129

-1,019,338

Office equipment

1,131,141

154,881

350

118,573

(17,687

)1,386,558

Building and leasehold

 improvements

918,483

1,743

-

209,016

-1,129,242

Vehicles

15,361

3,439

1,429

-

(1,425

)15,946

Cellular technical

equipment

17,131,651

-

-

4,007,815

-21,139,466

Satellite technical

equipment

1,243,969

-

-

28,877

-1,272,846

Transmission and cross-

connection equipment

471,476

-

-

1,179

-472,655

FWA technical equipment

317,499

-

-

117,245

-

434,744

Properties under

construction and

installation

1,810,075

6,891,100

-

(5,020,510

)-3,680,665

Total

27,821,510

7,297,947

4,859

-

(41,470

)

35,073,128

Accumulated Depreciation

Buildings

177,433

21,873

-

-

(1,994

)    197,312

Submarine cables

309,390

108,931

-

-

-418,321

Earth stations

80,365

30,716

-

-

-111,081

Inland link

61,782

33,884

-

-

-95,666

Switching equipment

173,407

50,052

-

-

-223,459

Telecommunications

peripherals

858,291

264,531

-

-

(3,805

)1,119,017

Information technology

equipment

528,608

208,168

946

-

-735,830

Office equipment

587,135

140,678

2,446

-

(13,803

)711,564

Building and leasehold

Improvements

289,774

176,942

-

-

-466,716

Vehicles

11,390

1,991

1,248

-

(1,289

)10,844

Cellular technical

equipment

6,491,206

1,723,266

-

-

-8,214,472

Satellite technical

equipment

695,875

144,166

-

-

-840,041

Transmission and cross -

connection equipment

174,288

18,958

-

-

-193,246

FWA technical equipment

22,132

50,035

-

-

-72,167

Total

10,461,076

2,974,191

4,640

-

(20,891

)13,409,736

Less impairment in value

117,258

-

1,010

-

(17,637

)98,611

Net Book Value

17,243,176

21,564,781

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

2006

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Deductions

Reclassifications

of Year

Carrying Value

Landrights

328,654

-

-

71,943

400,597

Buildings

428,172

6,141

-

21,778

456,091

Submarine cables

862,848

-

-

22,496

885,344

Earth stations

116,519

-

-

8,828

125,347

Inland link

610,177

-

-

247,769

857,946

Switching equipment

343,102

-

-

32,129

375,231

Telecommunications

peripherals

1,832,196

223,692

13,248

88,195

2,130,835

Information technology

equipment

1,019,338

7,668

1,436

251,269

1,276,839

Office equipment

1,386,558

86,947

52,388

130,566

1,551,683

Building and leasehold

 improvements

1,129,242

1,450

552

302,381

1,432,521

Vehicles

15,946

4,974

3,422

-

17,498

Cellular technical

equipment

21,139,466

4,002

15,083

4,669,353

25,797,738

Satellite technical

equipment

1,272,846

-

-

17,729

1,290,575

Transmission and cross-

connection equipment

472,655

-

-

6,365

479,020

FWA technical equipment

434,744

-

-

104,889

539,633

Properties under

construction and

installation

3,680,665

6,586,454

-

(5,975,690

)

4,291,429

Total

35,073,128

6,921,328

86,129

-

41,908,327

Accumulated Depreciation

Buildings

197,312

25,041

-

-

222,353

Submarine cables

418,321

106,870

-

-

525,191

Earth stations

111,081

7,156

-

-

118,237

Inland link

95,666

53,203

-

-

148,869

Switching equipment

223,459

35,238

-

-

258,697

Telecommunications

peripherals

1,119,017

258,525

13,199

-

1,364,343

Information technology

equipment

735,830

211,434

1,437

-

945,827

Office equipment

711,564

177,067

52,093

-

836,538

Building and leasehold

Improvements

466,716

231,472

552

-

697,636

Vehicles

10,844

2,385

3,242

-

9,987

Cellular technical

equipment

8,214,472

2,182,985

15,069

-

10,382,388

Satellite technical

equipment

840,041

145,471

-

-

985,512

Transmission and cross-

connection equipment

193,246

19,178

-

-

212,424

FWA technical equipment

72,167

66,517

-

-

138,684

Total

13,409,736

3,522,542

85,592

-

16,846,686

Less impairment in value

98,611

-

-

-

98,611

Net Book Value

21,564,781

24,963,030

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the years ended December 31, 2004, 2005 and 2006, sales of certain property and equipment were made as follows:

2004

2005

2006

Proceeds from sales

18,490

463

1,249

Net book value

(17,072

)

(219

)

(537)

Gain

1,418

244

712

Depreciation expense charged to the statement of income amounted to Rp2,712,643, Rp2,974,191 and Rp3,522,542 in 2004, 2005 and 2006, respectively.

In 2003, Lintasarta provided Rp1,010 as impairment reserve on its assets. In 2005, the reserve was debited against the related properties under construction and installation due to the permanent decrease in value of the assets.

In 2004, the Company recognized impairment loss on Sisindosat property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment (Note 27). Following the sale of the Company’s investment in Sisindosat in January 2005 (Note 1d), such impairment loss was derecognized due to the derecognition of Sisindosat’s property and equipment.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of December 31, 2006, approximately 0.54% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 16).

As of December 31, 2006, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$133,778 and Rp30,086,728, including insurance on the Company‘s satellite amounting to US$12,000. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

Starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment (Note 2j). The effects of the change are to increase income before income tax as follows:

Period

Amount

Year ended December 31, 2006

202,702

Year ending December 31, 2007

197,357

Year ending December 31, 2008

153,148

Year ending December 31, 2009

135,174

Year ending December 31, 2010

81,620

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

The details of the Companies’ properties under construction and installation as of December 31, 2005 and 2006 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2005

Cellular technical equipment

60 - 95

3,453,533

January - June 2006

Telecommunications peripherals

88 - 98

81,986

January - March 2006

FWA technical equipment

79 - 89

61,192

January - February 2006

Building and leasehold improvements

63 - 82

41,284

January - March 2006

Information technology equipment

67 - 87

15,960

January - April 2006

Office equipment

63 - 83

7,128

January - March 2006

Inland link

86 - 96

5,097

January - March 2006

Building

79 - 89

2,006

January - February 2006

Switching equipment

79 - 89

1,749

February - March 2006

Others

34 - 96

10,730

January - August 2006

Total

3,680,665

2006

Cellular technical equipment

14 - 99

3,134,860

January - April 2007

FWA technical equipment

33 - 90

465,233

January - April 2007

Submarine cables

92

356,034

January - April 2007

Transmission and cross-connection equipment

47 - 62

125,341

February - December 2007

    December 2007

Building and leasehold improvements

24 - 97

99,863

January-December 2007

Inland link

27 - 84

52,289

January - June 2007

Information technology equipment

80 - 88

7,387

January - April 2007

Telecommunications peripherals

41 - 92

5,927

January 2007

Satellite technical equipment

99

4,796

January 2007

Switching equipment

99

2,768

January - February 2007

Others

99

36,931

January - April 2007

Total

4,291,429

Borrowing costs (interest expense) capitalized to properties under construction and installation for the years ended December 31, 2004, 2005 and 2006 amounted to Rp83,064, Rp65,204 and Rp62,154, respectively.

11.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional equity interest in Lintasarta in 2005 (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

11.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Starting January 2003, the Company changed its goodwill amortization period from 5 years to 15 years. The effect of the change is an increase (decrease) in income before income tax as follows:

Period

Amount

Year ended December 31, 2006

271,798

Year ending December 31, 2007

(84,603

)

The details of goodwill and other intangible assets are as follows:

2005

2006

Balance at beginning of year

3,012,578

2,682,600

Addition (Notes 1a and 1d)

2,388

320,000

Amortization of goodwill

(226,352

)

(226,507)

Amortization of other intangible assets

(106,014

)

(130,724)

Balance at end of year

2,682,600

2,645,369

The addition to goodwill and other intangible assets in 2005 represented the purchase of additional Company’s equity interest in Lintasarta (Note 1d), while in 2006 represents the payment of the upfront fee to the Ministry of Communications and Information Technology in connection with the selection of the Company as one of the IMT - 2000 cellular network providers using 2.1 GHz radio frequency bandwidth in Indonesia (Note 1a).

12.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

13.

PROCUREMENT PAYABLE

This account consists of the following:

2005

2006

Ericsson AB, Sweden (US$33,482 in 2005 and US$69,938 in 2006)

329,128

630,841

PT Ericsson Indonesia (including US$7,570 in 2005 and

US$26,819 in 2006)

204,959

413,365

PT Siemens Indonesia (including US$5,972 in 2005 and

US$8,511 in 2006)

124,014

309,002

PT Alcatel Indonesia (including US$4,976 in 2005 and

US$10,260 in 2006)

122,517

227,576

Siemens Aktiengesellschaft, Germany (US$29,060  in 2005 and

US$23,755 in 2006)

285,660

214,266

PT Nokia Network (including US$2,166 in 2005 and

US$7,833 in 2006)

25,410

122,324

PT ZTE Indonesia (including US$13,251)

-

120,195

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

PROCUREMENT PAYABLE (continued)

2005

2006

PT Karya Mitra Nugraha

11,608

103,714

Huawei Tech Investment Co. Ltd., Hong Kong (including US$5,031 in 2005 and US$11,057 in 2006)

49,455

99,732

PT Huawei Tech Investment (including US$3,391)

-

62,633

Siemens Mobile Communications S.p.A, Italy (US$9,282

in 2005 and US$6,545 in 2006)

91,246

59,040

Alcatel CIT, France (US$14,468 in 2005 and US$6,322 in 2006)

142,545

57,024

PT Industri Telekomunikasi Indonesia (Persero) (including

US$1,275 in 2005 and US$705 in 2006)

27,669

33,667

Kopindosat

(including US$9 in 2005 and US$24 in 2006)

44,853

33,458

PT Lintas Teknologi Indonesia (including US$3,987 in 2005

and US$2,067 in 2006)

44,280

22,959

PT Sisindokom Lintasbuana (including US$1,842 in 2005

and US$1,806 in 2006)

22,975

21,789

Nokia Corporation, Finland (US$21,157 in 2005 and

US$2,288 in 2006)

207,974

20,637

PT NEC Indonesia (including US$3,866 in 2005 and

US$2,063 in 2006)

39,959

19,684

PT Dawamiba Engineering

38,382

18,928

PT Senopati Sellularindo

47,732

16,515

ZTE Corporation, China (including US$6,375 in 2005

and US$1,566 in 2006)

62,666

14,207

PT Kopnatel Jaya (including US$10 in 2006)

27,358

12,419

PT Bukit Jaya Abadi

22,839

6,179

PT Bahyutama Kerta Mukti

23,910

3,148

PT Berca Hardayaperkasa (including US$1,953 in 2005 and

US$54 in 2006)

21,195

1,786

PT Sumacom Mitra (US$2,145)

21,085

-

Others (each below Rp20,000,including US$21,922

in 2005 and US$21,353 in 2006)

569,859

647,455

Total

2,609,278

3,292,543

14.

TAXES PAYABLE

This account consists of the following:

2005

2006

Estimated corporate income tax payable,

less tax prepayments of Rp330,614 in 2005

and Rp189,276 in 2006

927

10,353

Income tax:

Article 21

88,290

87,778

Article 22

3,343

3,412

Article 23

45,891

70,161

Article 25

18,766

23,265

Article 26

46,472

7,284

VAT

960

3,044

Others

1,203

6,571

Total

205,852

211,868

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The reconciliation between income before income tax and estimated taxable income of the Company for the years ended December 31, 2004, 2005 and 2006 is as follows:

2004

2005

2006

Income before income tax per consolidated statements of income

2,382,758

2,352,795

2,022,667

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(112,210

)

(91,286

)

(129,605)

Income before income tax of the Company

2,270,548

2,261,509

1,893,062

Positive adjustments

Accrual of employee benefits

51,300

72,804

98,255

Provision for doubtful accounts

34,246

164,885

88,248

Assessments for income taxes

and related penalties

1,616

30,572

73,994

Employee benefits

5,201

20,345

17,001

Donation

20,645

19,494

15,787

Provision for termination, gratuity and compensation benefits of employees

8,823

16,283

11,386

Representation and entertainment

14,787

10,779

8,031

Amortization of debt and bonds issuance cost (Notes 16 and 17)

-

-

3,940

Compensation expense for ESOP (Note 20)

95,990

90,739

-

Loss from decline in value of investments in associated

companies and other long-term investments

48,683

-

-

Gain on sale of investment in associated companies

7,688

-

-

Others

6,123

4,091

68,893

Negative adjustments

Depreciation - net

(772,515

)

(985,529

)

(1,213,527)

Write-off of accounts receivable

(6,184

)

(5,329

)

(199,627)

Interest income already subjected

to final tax

(178,616

)

(193,795

)

(183,613)

Equity in net income of investees

(156,882

)

(152,244

)

(180,626)

Realization of stock option resulting from the exercise of

ESOP Phase I and Phase II

(49,592

)

(71,182

)

(90,763)

Net periodic pension cost

(15,964

)

(36,423

)

(13,704)

Amortization of goodwill and other intangible assets

(82,663

)

(36,219

)

(6,872)

Sale of a subsidiary (Note 1d)

-

(109,691

)

-

Capitalization of interest expense and personnel expenses

to property and equipment (Note 24)

(101,702

)

(108,151

)

-

Write-off of other long-term investment

-

(103,590

)

-

Sale of an associated company (Note 9)

-

(14,697

)

-

Amortization of debt and bonds issuance cost  (Notes 16 and 17)

(314

)

(1,069

)

-

Gain from sale of property and equipment

(465

)

(160

)

(172)

Others

-

(9,155

)

(36,673)

Estimated taxable income of

the Company before

tax losses carry-over

1,200,753

864,267

353,020

Tax losses carry-over at beginning of year

(934,637

)

-

-

Estimated taxable income of the Company

266,116

864,267

353,020

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The computation of the income tax expense for the years ended December 31, 2004, 2005 and 2006 is as follows:

2004

2005

2006

Estimated taxable income of the Company

266,116

864,267

353,020

Income tax expense - current (at statutory tax rates)

Company

79,817

259,263

105,888

Subsidiaries

61,085

72,278

93,741

Total income tax expense - current

140,902

331,541

199,629

Income tax expense (benefit) - deferred

Company - effect of temporary differences at enacted

maximum tax rate (30%)

Depreciation - net

231,754

295,659

364,058

Write-off of accounts receivable

1,855

1,598

59,888

Equity in net income of investees

47,065

45,673

54,188

Compensation expense for ESOP

(13,919

)

(5,867

)

27,229

Net periodic pension cost

4,789

10,927

4,111

Amortization of goodwill and other intangible assets

24,799

10,866

2,062

Gain on sale of property and equipment

139

48

52

Accrual of employee benefits

(15,390

)

(21,841

)

(29,477)

Provision for doubtful accounts

(10,274

)

(49,465

)

(26,474)

Provision for termination, gratuity

and compensation benefits of employees

(2,647

)

(4,885

)

(3,416)

Amortization of debt and bonds issuance cost

(Notes 16 and 17)

94

321

(1,182)

Loss (gain) on sale of subsidiary, investment in associated

companies and other long-term investment

(2,306

)

37,316

-

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 10 and 24)

30,511

32,445

-

Write-off of other long-term investment

-

31,077

-

Tax loss carry-over

280,392

-

-

Loss from decline in value of investments in associated

companies and other long-term investments

(14,605

)

-

-

Adjustments due to tax audit

-

-

(62,956)

Others

(4,735

)

(5,107

)

(11,002)

557,522

378,765

377,081

Subsidiaries

Effect of temporary differences at enacted

maximum tax rate (30%)

Write-off of accounts receivable

3,316

1,677

6,789

Loss from decline in value of other long-term investments

12,404

6,900

1,116

Depreciation - net

 (4,834

)

(3,438

)

(9,755)

Write-off of (provision for) doubtful accounts

7,961

(3,185

)

(825)

Loss from decline in value of short-term investments

-

(2,577

)

-

Tax loss

(21,762

)

(565

)

-

Others

(2,646

)

3,718

2,072

Valuation allowance - net

31,691

(14,912

)

-

26,130

(12,382

)

(603)

Net income tax expense - deferred

583,652

366,383

376,478

Income tax expense - net

724,554

697,924

576,107

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The computation of the estimated income tax payable and claim for tax refund for the years ended December 31, 2005 and 2006 is as follows:

2005

2006

Income tax expense - current

Company

259,263

105,888

Subsidiaries

72,278

93,741

Total income tax expense - current

331,541

199,629

Less prepayments of income tax of the Company

Article 22

108,631

64,986

Article 23

128,046

117,799

Article 25

217,980

231,672

Total prepayments of income tax of the Company

454,657

414,457

Less prepayments of income tax of subsidiaries

Article 22

2,928

2,600

Article 23

45,975

50,426

Article 25

23,479

30,362

Total prepayments of income tax of subsidiaries

72,382

83,388

Total prepayments of income tax

527,039

497,845

Estimated income tax payable

Company

-

-

Subsidiaries

927

10,353

Total estimated income tax payable

927

10,353

Claims for tax refund (presented as part of

“Prepaid Taxes”)

Company

195,394

308,569

Subsidiaries

1,031

-

Total claims for tax refund

196,425

308,569

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income before income tax of the Company and Subsidiaries, and the income tax expense as shown in the consolidated statements of income for the years ended December  31, 2004, 2005 and 2006 is as follows:

2004

2005

2006

Income before income tax per consolidated statements of income

2,382,758

2,352,795

2,022,667

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

90,976

153,344

179,275

Combined income, net of loss, before income tax of

the Company and Subsidiaries

2,473,734

2,506,139

2,201,942

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2004

2005

2006

Income tax expense at the applicable tax rate of 30%

742,120

751,842

660,583

Tax effect on permanent differences

Assessments for income taxes and related penalties

2,362

9,823

25,302

Employee benefits

2,251

7,302

6,433

Donation

6,194

5,863

4,797

Interest income already subjected

to final tax

(57,473

)

(64,647

)

(63,434)

Others

3,032

1,794

4,829

Valuation allowance adjustment

31,690

(14,912

)

-

Adjustment due to tax audit and others

(5,622

)

859

(62,403

)

Income tax expense - net per consolidated

statements of income

724,554

697,924

576,107

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of December 31, 2005 and 2006 are as follows:

2005

2006

Company

Deferred tax assets

Allowance for doubtful accounts

204,610

171,195

Accrual of employee benefits - net

95,729

128,621

Allowance for decline in value of investments in associated

companies and

other long-term investments

46,883

46,883

Pension cost

28,598

24,487

Allowance for short-term investment

7,618

7,618

Compensation expense for ESOP

27,229

-

Total

410,667

378,804

Deferred tax liabilities

Property and equipment

1,104,918

1,406,071

Investments in subsidiaries/associated companies - net of

amortization of goodwill and other intangible assets

160,593

205,841

Deferred bonds and loans issuance costs and discount

6,914

5,731

Difference in transactions of equity changes in associated

companies/subsidiaries

1,752

1,752

Others

887

868

Total

1,275,064

1,620,263

Deferred tax liabilities - net

864,397

1,241,459

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2005

2006

Subsidiaries (APE & SMM in 2005 and 2006, and IMM in 2006)

Deferred tax assets

Tax loss carry-over

4,350

1,283

Allowance for doubtful accounts

508

705

Others

27

545

4,885

2,533

Valuation allowance

(4,708

)

(1,640)

Net

177

893

Deferred tax liabilities

Property and equipment

255

3,345

Others

1,197

591

Total

1,452

3,936

Deferred tax liabilities - net

1,275

3,043

Deferred tax liabilities - net

865,672

1,244,502

Subsidiaries (Lintasarta in 2005 and 2006 and IMM in 2005)

Deferred tax assets

Property and equipment

23,951

36,928

Allowance for doubtful accounts

9,569

3,387

Others

11,112

7,479

Total

44,632

47,794

Deferred tax liabilities

Others

435

1,227

Deferred tax assets - net

44,197

46,567

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of    December 31, 2005 and 2006 is as follows:

       2005

2006

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

864,397

-

1,241,459

Subsidiaries

Lintasarta

37,094

-

46,567

-

IMM

7,103

-

2,048

APE

-

 1,275

-

995

SMM

-

-

-

-

Total

44,197

865,672

46,5671,244,502

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the doubtful accounts are written off, the accrued        employee benefits are paid, the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, and the tax loss carry-over is utilized. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and investments in associated companies/subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of five years.

On January 19, 2005, the Company received assessment letters on tax underpayment (“SKPKB”/“STP”) from the Directorate General on Taxation for 2003 VAT of Satelindo amounting to Rp9,677 (including penalties and interest). The assessments have been fully paid by the Company and are presented as part of “Other Income (Expenses) - Others - net”.

On August 9, 2005, the Company received SKPKB/STP from the Directorate General of Taxation for the Company’s 2003 VAT amounting to Rp1,734 (including penalties and interest) and income tax articles 4(2), 22, 23, and 26 totalling Rp937 (including penalties and interest). The assessments were fully settled by the Company in August 2005.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carry-over as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received the Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the Tax Office declining the Company’s appeal on the tax correction arising from the corporate income tax audit for the fiscal year 2003. As of December 31, 2006, no provision for probable loss on such loss carry-over adjustment was made in the consolidated financial statements as the Company believes that the Company has computed its corporate income tax in accordance with the tax regulations (Note 41b).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

On December 4, 2006, the Company received SKPKB/STP from the Directorate General of Taxation for the Company’s  VAT for the periods January - March 2004 and August - October 2004 totalling Rp8,238 (including penalties and interest) and income tax articles 23 and 26 totalling Rp60,501 (including penalties and interest). The Company accepted the SKPKB of income tax article 23. As of December 31, 2006, the Company is in the process of preparing an objection letter to the Tax Office regarding the SKPKB of income tax article 26 (Note 41g).

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

The tax losses carry-over of SMM as of December 31, 2006 can be carried forward through 2010 based on the following schedule:

Year of Expiration

Amount

2008

356

2009

2,035

2010

1,885

Total

4,276

15.

ACCRUED EXPENSES

This account consists of the following:

2005

2006

Interest

188,572

138,579

Employee benefits143,255

137,399

Network repairs and maintenance

151,771

132,062

Radio frequency fee

3,033

94,962

Universal Service Obligation (“USO”) (Note 41h)

78,788

69,602

Concession fee

65,275

65,584

Marketing

46,153

53,112

Consultancy fees

14,583

38,761

Rental

12,720

12,736

Link

18,870

9,797

Utilities

3,300

5,029

Outsourcing

21,735

2,413

Others

95,151

136,399

Total

843,206

896,435

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE

This account consists of the following:

2005

2006

Related parties

Syndicated loan facility 2

BNI - net of unamortized debt issuance cost of Rp6,531

in 2005 and Rp2,131 in 2006

511,114

515,514

Mandiri - net of unamortized debt issuance cost of Rp1,455

in 2005 and Rp457 in 2006

119,137

120,135

Third parties - net of unamortized debt issuance cost of Rp7,700 in 2005 and Rp5,096 in 2006

728,222

996,236

Total loans payable

1,358,473

1,631,885

Less current maturities

Third parties

49,700

127,191

Long-term portion

1,308,773

1,504,694

The details of the loans from related parties are as follows:

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank

Amount

BCA

975,000

Mandiri *

900,000

BNI

*

900,000

Danamon *

240,000

Bukopin

150,000

Total

3,165,000

* related parties

The facility is divided into 3 tranches:

Tranche

Bank

Amount

A

Danamon

240,000

Bukopin 150,000

B

Mandiri

900,000

C

BCA

975,000

BNI

900,000

Total

3,165,000

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

Syndicated Loan Facility 2 (continued)

On December 8, 2003, the Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively. Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the Master Restructuring Agreement, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The interest rates ranged from 11.00% - 12.67% per annum in 2004 and from 9.30% to 11.92% in 2005. The rate was fixed at 9.30% per annum in 2006.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loan will mature on April 1, 2008. However, the amendment provides early repayment option for the Company, commencing from April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 will require the Company to pay penalty amounting to 1% of such repaid amount.

•

The loan bears interest as follows:

-

April 1, 2005 - March 31, 2007 : fixed interest at the rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008 : 10.5% per annum or a reference rate plus margin rate of 2.5%, whichever rate is higher.

As of December 31, 2005 and 2006, the outstanding balances of the loans are as follows:

Bank

2005

2006

BCA

611,763

611,763

BNI*

517,645

517,645

Mandiri*

120,592

120,592

Balance

1,250,000

1,250,000

Unamortized debt issuance cost

(15,686

)

(5,096)

Net

1,234,314

1,244,904

* related parties

The amortization of debt issuance cost charged to operations amounted to Rp9,457 in 2004, Rp9,576 in 2005 and  Rp10,590 in 2006.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

The loans from third parties consist of the following:

2005

2006

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp7,700

in 2005 and Rp2,508 in 2006

604,063

609,255

Finnish Export Credit Ltd. - net of unamortized debt

issuance cost of Rp2,588

-

305,896

Investment Credit Facility 4 from Niaga

38,320

40,446

Investment Credit Facility 3 from Niaga

78,339

39,139

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 2 from Niaga

7,500

1,500

Total

728,222

996,236

Less current maturities

49,700

127,191

Long-term portion

678,522

869,045

a.

Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a new credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the "arranger" and ABN-AMRO Bank N.V., Stockholm Branch as the "facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15% and will mature on May 12, 2011. Principal and interest are payable semi-annually.

As of December 31, 2006, the outstanding balance of the loan amounted to US$34,200 (equivalent to Rp308,484).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

The amortization of debt issuance cost charged to operations amounted to Rp338 in 2006.

b.

Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a credit facility from Niaga amounting to Rp45,000 for the purchase of telecommunication equipment. The loan from the facility bears interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The first quarterly repayment of the principal has a grace period of 14 months from the date of the loan agreement. The quarterly repayment of the principal will start on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009.

The loan is collateralized by all equipment (Note10) purchased from the proceeds of the credit facility and receivables from frame relay (Note 6).

The loan also has the same restrictive covenants as the Investment Credit Facilities 2 and 3 from Niaga.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

c.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a credit facility from Niaga for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000 wherein Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility - see point d below. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The first quarterly repayment of principal has a grace period up to June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facility, receivables from frame relay (Note 6) and trade receivables from one of Lintasarta’s customers.

Based on addendum No. 215/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, the loan covenant that restricted Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain a Debt Service Coverage Ratio of not less than 1.2 : 1.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2 and 4 from Niaga.

d.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta had already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point “c” above). This Import Sight L/C facility expired on December 31, 2004.

•

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. The loan from this facility bears interest at 3-month time deposit rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003) per annum. Lintasarta had a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facilities and receivables from frame relay (Note 6).

Lintasarta is required to obtain prior written approval from Niaga if:

-

The combined ownership of the Company and YKKBI in Lintasarta became less than 51% during the facility period.

-

Lintasarta obtained new debts (Note 17).

-

Lintasarta invested in other than Lintasarta’s current business.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

d.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga (continued)

Lintasarta was also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current year’s net income. However, based on addendum
No. 214/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, this requirement restricting Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain a Debt Service Coverage Ratio of not less than 1.2 : 1.

The scheduled principal payments from 2007 to 2011 of all the loans payable as of December 31, 2006 are as follows:

Twelve months ending December 31,

        2007

   2008

 2009

2010

2011

Total

In rupiah

Syndicated Loan

Facility*

BCA

-

611,763

-

-

-611,763

BNI

-

517,645

-

-

-517,645

Mandiri

-

120,592

-

-

-120,592

Niaga

58,639

  18,000

4,446

-

-

81,085

In U.S. dollar

FEC (US$34,200)

68,552

68,552

68,552

68,552

34,276

308,484

Total

127,191

1,336,552

72,998

68,552

34,276

1,639,569

Less unamortized debts issuance cost

7,684

Net

1,631,885

*  please refer to previous discussion on early repayment option

17.

BONDS PAYABLE

As of December 31, 2005 and 2006, this account consists of:

2005

2006

Guaranteed Notes Due 2010 (US$300,000) - net of unamortized

notes issuance cost of Rp21,171 in 2005

and Rp17,432 in 2006

2,927,829

2,688,568

Third Indosat Bonds in Year 2003 with Fixed Rate - net of

unamortized bonds issuance cost of Rp20,345 in 2005

and Rp14,855 in 2006

2,479,655

2,485,145

Guaranteed Notes Due 2012 (US$250,000) - net of unamortized

notes discount of Rp15,312 in 2005 and Rp13,398 in 2006; and

unamortized notes issuance cost of Rp32,122 in 2005 and

Rp28,105 in 2006

2,410,066

2,213,497

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost of Rp8,247 in 2005 and

Rp7,117 in 2006

806,753

807,883

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost of Rp2,924 in 2005 and Rp2,523 in 2006

282,076

282,477

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

2005

2006

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited Bonds II issued by Lintasarta*

-

31,150

Limited Bonds I issued by Lintasarta**

30,436

25,292

Convertible Bonds issued by Lintasarta***

5,526

5,526

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

951,500

-

Total bonds payable

11,143,841

9,789,538

Less current maturities

981,936

1,055,526

Long-term portion

10,161,905

8,734,012

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

***

after elimination of Convertible Bonds amounting to Rp14,473 issued to the Company

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

The amortization of notes issuance cost charged to operations amounted to Rp3,199 in 2004, Rp3,458 in 2005 and Rp3,739 in 2006.

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010. The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012. The proposed amendment to the indenture includes, among others, the change in the limit of the permitted debt that can be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt (Note 28).

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

Based on the latest rating report, the notes currently have BB (released in December 2005) and Ba3 (released in March 2006) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, pays interest on the bonds, as follows:

Series A

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized nor guaranteed by other parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rate (continued)

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp4,613 in 2004, Rp4,485 in 2005 and Rp5,490 in 2006.

Based on the latest rating report released in May 2006, the bonds currently have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the
12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on June 23, 2005.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for general corporate purposes, including capital expenditures.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes discount and issuance cost charged to operations amounted to Rp2,949 in 2005 and Rp5,931 in 2006.

Based on the latest rating report, the notes currently have BB (released in December 2005) and Ba3 (released in March 2006) ratings from S&P and Moody’s, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum starting February 6, 2003. The Series A bonds will mature on November 6, 2007.

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2032

-

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

-

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2006, the bonds have idAA+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties and rank pari passu with other unsecured debts.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp540 in 2005 and Rp1,130 in 2006.

Based on the latest rating report released in May 2006, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Each bondholder is entitled to a fixed Ijarah return (“Cicilan Imbalan Ijarah”) amounting to Rp8,550, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”) (continued)

The amortization of bonds issuance cost charged to operations amounted to Rp193 in 2005 and Rp401 in 2006.

Based on the latest rating report released in May 2006, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and will mature on November 6, 2007.

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue are as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, pays quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”) (continued)

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2006, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which will mature on June 14, 2009 and bear interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits range from 11% to 19% per annum. The interest is payable on a quarterly basis starting September 14, 2006.

On July 17, 2006, Lintasarta obtained approval from Niaga on the issuance of the limited bonds II  (Note 16).

The proceeds of the limited bonds II are used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds I amounting to Rp40,000. The limited bonds represented unsecured bonds which matured on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates were determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits ranged from 11% to 19% per annum. Lintasarta paid interest on the bonds quarterly starting September 2, 2003.

On the maturity date, Lintasarta paid a certain portion of limited bonds I amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds Agreement. These bonds bear interest at floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits range from 11% to 19% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from Niaga on the changes in maturity date and nominal value of the limited bonds I (Note 16).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Convertible Bonds issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 16).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment is effective starting July 1, 2004.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating  Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consisted of two series, had a total face value of Rp1,000,000 in Rp50 denomination and matured on April 12, 2006.

The Series A bonds amounting to Rp827,200 bore interest at the fixed rate of 18.5% per annum for 5  years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bore interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates were determined using the average for 5 working days of the average          3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%.
The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, paid quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds were neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that had been specifically used as security to its other creditors, were used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds had been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company was required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds had idAA+ (stable outlook) rating from Pefindo.

On September 12 and 13, 2005, the Company repurchased a portion of the Series A bonds with total principal amount of Rp48,500 at a price which was equal to 101.175% of the principal amount repurchased, plus the accrued and unpaid interest (totalling Rp50,562).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

First Indosat Bonds in Year 2001 with Fixed and Floating Rates (continued)

On April 12, 2006, the Company repaid in full the First Indosat Bonds in Year 2001 amounting to Rp951,500 for the principal amount and Rp42,927 for the last quarterly interest.

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2006 are as follows:

Twelve months ending December 31,

2011 and

        2007

   2008

 2009

2010

thereafterTotal

In U.S. dollar

Guaranteed Notes *

Due 2010

(US$300,000)

-

-

-

2,706,000

-

2,706,000

Due 2012

(US$250,000)

-

-

-

-

2,255,000

2,255,000

Sub-total

-

-

-

2,706,000

2,255,000

4,961,000

In rupiah

Third Indosat Bonds *

-

1,860,000

-

640,000

-2,500,000

Second Indosat Bonds *

875,000

-

-

-

200,000

1,075,000

Fourth Indosat Bonds *

-

-

-

-

815,000

815,000

Syari’ah Ijarah Bonds *

-

-

-

-

285,000

285,000

Syari’ah Bonds

175,000

-

-

-

-175,000

Limited Bonds II

of Lintasarta

-

-

31,150

-

-

31,150

Limited Bonds I

of Lintasarta

-

-

25,292

-

-

25,292

Sub-total

1,050,000

1,860,000

56,442

640,000

1,300,000

4,906,442

Convertible bonds of Lintasarta which will be converted into Lintasarta’s shares of common stock

5,526

Total

9,872,968

Less:

-

unamortized notes issuance cost

(45,537

)

-

unamortized bonds issuance cost

(24,495

)

-

unamortized notes discount

(13,398

)

Net

9,789,538

*  Please refer to previous discussion on options for each bond/note.

18.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits, benefits under Labor Law No. 13/2003 (Note 29), other employee benefits and deposits from customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2005 and 2006 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2005

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

40.54

Government of the Republic

of Indonesia

776,624,999

77,662

14.50

Commissioner:

Roes Aryawijaya

135,000

14

0.00

Directors:

Wahyu Wijayadi

252,500

25

0.01

Hasnul Suhaimi

240,000

24

0.01

Wityasmoro Sih Handayanto

200,000

20

0.00

Joseph Chan Lam Seng

90,000

9

0.00

Johnny Swandi Sjam

30,000

3

0.00

Raymond Tan Kim Meng

22,500

2

0.00

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,407,327,000

240,733

44.94

Total

5,356,174,500

535,617

100.00

2006

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

39.96

Government of the Republic

of Indonesia

776,624,999

77,662

14.29

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.85

Commissioners:

Lee Theng Kiat

135,000

14

0.00

Roes Aryawijaya

135,000

14

0.00

Setyanto P. Santosa

135,000

14

0.00

Directors:

Wityasmoro Sih Handayanto

287,500

28

0.01

Wahyu Wijayadi

252,500

25

0.01

Raymond Tan Kim Meng

222,500

22

0.01

Joseph Chan Lam Seng

150,000

15

0.00

Wong Heang Tuck

150,000

15

0.00

Johnny Swandi Sjam

30,000

3

0.00

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,438,218,500

243,822

44.87

Total

5,433,933,500

543,393

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK (continued)

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

Based on a letter dated March 2, 2004 from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its B Shares as collateral for a loan facility obtained by STT Communications Limited, the sole shareholder of ICL, from third parties (Notes 41c and 41f).

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STT Communications Limited (“STTC”), informed BAPEPAM that ICLS acquired 46,340,000 B shares of the Company from the market. As of December 31, 2006, ICL and ICLS owned an aggregate of 2,217,590,000 B shares, representing 40.81% ownership interest in the Company.

In connection with the exercise of ESOP Phase I and Phase II from August 1, 2004 and August 1, 2005, respectively, 256,433,500 B shares have been issued as of December 31, 2006 (Note 20) at a total premium of Rp873,512.

20.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price [i.e. Rp1,567.4 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting.

The ESOP will be distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 stock options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 stock options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price [i.e. Rp3,702.6 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting.  It was also resolved that the undistributed ESOP shares from ESOP Phase I would be reallocated for distribution in ESOP Phase II.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20.

STOCK OPTIONS (continued)

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options being forfeited amounting to Rp3,609.

The total fair values of stock options distributed under ESOP Phase I and Phase II are Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

Based on a Decree dated January 28, 2005 of the Board of Directors, the 7,847,000 forfeited shares under ESOP Phase I were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as the original ESOP Phase II, which was up to July 31, 2005.

The Company recognized the following compensation expense relating to ESOP as part of “Operating Expenses - Personnel” (Note 24):

2004

2005

ESOP Phase I

Seven months’ compensation expense

31,123

-

ESOP Phase II

Five months’ compensation expense

64,867

-

Seven months’ compensation expense

-

90,739

Total

95,990

90,739

The numbers of forfeited shares at the end of the vesting period of ESOP Phase I and ESOP Phase II were 162,500 (equivalent to Rp75) and 2,279,000 (equivalent to Rp2,584) shares, respectively
(Note 24).

As of December 31, 2006, the number of stock options under ESOP Phase I and Phase II exercised by the employees is 121,428,000 and 135,005,500 shares, respectively (Note 19).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

21.

OPERATING REVENUES - CELLULAR

This account consists of:

2004

2005

2006

Usage charges

4,218,800

4,794,098

5,317,871

Features

2,131,015

2,815,242

3,022,735

Interconnection income

707,544

746,755

697,265

Connection fee

103,625

191,264

103,506

Monthly subscription charges

130,413

21,048

9,924

Others

50,664

76,544

76,236

Total

7,342,061

8,644,951

9,227,537

The above interconnection income includes interconnection income from related parties amounting to Rp541,660, Rp464,748  and Rp409,075  in 2004, 2005 and 2006, respectively (Note 30).

22.

OPERATING REVENUES - MIDI

This account consists of:

2004

2005

2006

Related parties

World link and direct link

69,658

91,067

90,190

Frame net

98,842

92,840

87,800

IP VPN

12,108

15,700

54,555

Application services

41,700

42,507

53,472

Internet

35,441

87,789

43,217

Leased line

11,860

20,961

27,795

Satellite lease

24,998

14,549

16,441

Digital data network

28,451

14,838

9,357

Packet net

14,826

8,419

-

Others

3,492

10,890

7,528

Sub-total

341,376

399,560

390,355

Third parties

Internet

253,675

302,452

378,820

Frame net

275,058

296,586

299,476

World link and direct link

216,922

240,909

211,901

IP VPN

7,241

29,903

189,773

Digital data network

117,256

125,569

142,097

Leased line

81,578

116,485

118,697

Satellite lease

127,934

135,581

108,032

Application services

12,908

18,371

19,393

TV link

10,985

20,902

14,181

Packet net

5,185

4,237

5,687

Others

33,823

3,478

24,177

Sub-total

1,142,565

1,294,473

1,512,234

Total

1,483,941

1,694,033

1,902,589

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

23.

OPERATING REVENUES - FIXED TELECOMMUNICATION

The “Operating Revenues - Fixed Telecommunication” account represents the Company’s share of revenue from the following:

2004

2005

2006

International Calls

Incoming calls

859,146

643,861

541,744

Outgoing calls

595,555

441,256

315,995

Fixed Wireless

11,366

86,236

149,906

Fixed Line

71,699

74,405

98,886

Others

6,918

5,049

2,750

Total

1,544,684

1,250,807

1,109,281

Net settlements from other foreign telecommunication carriers of international telephone services amounted to Rp640,924, Rp743,076 and Rp804,733 in 2004, 2005 and 2006, respectively.

Operating revenues from related parties amounted to Rp856,929, Rp368,420 and Rp154,597 in 2004, 2005 and 2006, respectively. These amounts represent 55.48%, 29.45% and 13.94% of total operating revenues - fixed telecommunication in 2004, 2005 and 2006, respectively (Note 30).

24.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2004

2005

2006

Salaries

259,688

262,799

328,781

Incentives and other employee benefits

203,228

276,449

257,003

Employee income tax

161,167

178,787

205,702

Bonuses

216,987

167,755

166,610

Outsourcing

112,868

128,971

116,316

Postretirement healthcare benefit

48,133

81,146

86,152

Early retirement *

-

-

69,630

Medical expense

38,110

45,978

52,566

Pension (Note 29)

33,931

(3,018

)

30,174

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

13,253

18,770

20,233

ESOP compensation expense (Note 20)

95,990

90,739

-

Others

24,029

16,277

17,301

Total

1,207,384

1,264,653

1,350,468

«

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training packages. As of December 31, 2006, there were 169 employees who took the option.

The personnel expenses capitalized to properties under construction and installation in 2004, 2005, and 2006 amounted to Rp18,638, Rp42,947 and Rp39,794, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2004

2005

2006

Rent

90,057

90,489

127,525

Provision for doubtful accounts

33,786

161,208

110,224

Professional fees

48,575

32,816

85,153

Travel

55,211

69,225

76,875

Utilities

27,662

36,932

49,601

Insurance

33,772

35,385

35,552

Catering

29,127

29,850

31,683

Training, education and research

30,673

39,124

28,879

Office supplies and stationery

20,673

22,723

16,581

Public relations

13,809

14,868

15,779

Communications

30,140

23,303

12,257

Others

57,862

50,099

73,812

Total

471,347

606,022

663,921

26.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

2004

2005

2006

Telkom

492,132

390,136

343,854

Other telecommunications carriers and

service providers

21,223

18,275

25,850

Total

513,355

408,411

369,704

The compensation expenses consist of interconnection and other expenses of the Company.

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30 and 36). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

2004

2005

2006

Domestic

Interconnection revenues

1,570,272

1,833,368

1,838,945

Interconnection charges

(1,072,923

)

(1,413,829

)

(1,572,293

)

Net

497,349

419,539

266,652

Overseas

Revenues from international carriers

1,006,750

909,774

898,615

Charges from international carriers

(365,826

)

(166,698

)

(93,882)

Net

640,924

743,076

804,733

27.

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2004

2005

2006

Radio frequency fee

175,854

352,023

461,468

Cost of SIM cards and pulse reload vouchers

426,497

346,900

330,387

Utilities

103,090

148,113

204,580

Rent

123,626

171,667

148,683

Concession fee

99,763

111,627

115,305

USO (Note 36)

70,376

82,172

86,779

Delivery and transportation

29,113

44,793

54,591

Billing and collection

25,129

66,298

50,359

Wartel (“Phone Kiosk”) commission

33,481

14,722

19,604

Communications

25,567

16,170

14,698

Insurance

19,370

13,799

3,684

Cost of software sold

83,051

-

-

Impairment loss on property and equipment (Note 10)

17,637

-

-

Others

67,864

93,445

79,005

Total

1,300,418

1,461,729

1,569,143

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

2004

2005

2006

Interest on loans

1,075,911

1,240,802

1,204,642

Amortization of debts/bonds issuance

cost and discount (Notes 16 and 17)

17,269

21,201

27,619

Solicitation fee (Note 17)

-

-

13,481

Bank charges

4,351

2,761

3,157

Total

1,097,531

1,264,764

1,248,899

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of  September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefits which will be received by the directors when they retire.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623 which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of April 1, 2003. The conditions under the new agreement include the following:

•

An increase in basic salary pension by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional total premium installments amounting to Rp1,653 which is payable in 10 annual installments starting 2005 until 2015.

The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp69,216, Rp73,263 and Rp9,999 for the years ended December 31, 2004, 2005 and 2006, respectively.

The net periodic pension cost for the pension plans for the years ended December 31, 2004, 2005 and 2006 was calculated based on the actuarial valuations as of December 31, 2004, 2005 and 2006, respectively. The actuarial valuation was prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2004

2005

2006

Annual discount rate

10.0%

13.0%

10.5%

Expected annual rate of return on plan assets

10.0%

10.0%

10.0%

Annual rate of increase in compensation

6.0 - 9.0%

3.0 - 9.0%

3.0 - 9.0%

Mortality rate

CSO 1980

CSO 1980

CSO 1980

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

a.

The composition of the net periodic pension cost (income) for the years ended December 31, 2004, 2005 and 2006 is as follows:

2004

2005

2006

Service cost

34,656

26,354

37,660

Interest cost

49,191

54,533

63,649

Return on plan assets

(54,745

)

(69,957

)

(71,135

)

Net amortization

4,829

740

-

Curtailment gain

-

(14,688

)

-

Net periodic pension cost (income) (Note 24)

33,931

(3,018

)

30,174

b.

The funded status of the plans as of December 31, 2005 and 2006 is as follows:

2005

2006

Projected benefit obligation

(498,401

)

(644,903

)

Plan assets at fair value

718,259

727,656

Excess of plan assets over projected benefit obligation

219,858

82,753

Unrecognized actuarial loss

38,614

150,821

Prepaid pension cost - net

258,472

233,574

c.

Movements in the prepaid (accrued) pension cost during the years ended December 31, 2005 and 2006 are as follows:

2005

2006

Beginning balance

Company

203,088

255,899

Lintasarta

(20,897

)

2,573

Net periodic pension income (cost)

Company

(10,453

)

(26,842

)

Lintasarta

13,471

(3,332

)

Contribution by

Company

63,264

-

Lintasarta

9,999

9,999

Refund from Jiwasraya

Company

-

(3,761

)

Lintasarta

-

(962

)

Ending balance

Company

255,899

225,296

Lintasarta

2,573

8,278

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

d.

Prepaid pension cost consists of:

2005

2006

Prepaid pension:

Current portion (presented as part of “Prepaid Expenses”)

Company

20,899

3,172

Lintasarta

1,082

118

21,981

3,290

Long-term portion

Company

235,000

222,124

Lintasarta

1,491

8,160

236,491

230,284

258,472

233,574

Plan assets as of December 31, 2005 and 2006 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2004, 2005 and 2006 amounted to Rp20,445, Rp17,233 and Rp16,686, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Companies also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. The Companies’ employees will receive the benefits under this law or defined benefit pension plan, whichever amounts are higher.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

The net periodic Labor Law cost for the years ended December 31, 2004, 2005 and 2006 was calculated based on the actuarial valuations as of December 31, 2004, 2005 and 2006, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2004

2005

2006

Annual discount rate

10.0%

13.0%

10.5%

Annual rate of increase in compensation

8.0 - 9.0%

3.0 - 11.0%

10.0%

a.

The composition of the periodic Labor Law cost for the years ended December 31, 2004, 2005 and 2006 is as follows:

2004

2005

2006

Service cost

8,840

11,600

11,709

Interest cost

3,213

7,117

7,230

Net amortization

1,200

53

1,294

Periodic Labor Law cost (Note 24)

13,253

18,770

20,233

b.

The composition of the accrued Labor Law cost as of December 31, 2005 and 2006 is as follows:

2005

2006

Projected benefit obligation

(85,952

)

(88,219

)

Unrecognized actuarial loss

29,997

18,819

Accrued Labor Law cost

(55,955

)

(69,400)

c.

Movements in the accrued Labor Law cost during the years ended December 31, 2005 and 2006 are as follows:

2005

2006

Beginning balance

Company

(35,303

)

(51,586)

Lintasarta

(2,812

)

(3,887)

IMM

(191

)

(482)

Periodic Labor Law cost

Company

(17,404

)

(18,102

)

Lintasarta

(1,075

)

(1,563

)

IMM

(291

)

(568

)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

2005

2006

Benefit payment

Company

1,121

6,716

IMM

-

72

Ending balance

Company

(51,586

)

(62,972

)

Lintasarta

(3,887

)

(5,450

)

IMM

(482

)

(978

)

As of December 31, 2006, Labor Law cost included in accrued expenses amounted to Rp1,689 (Note 15) for the current portion and Rp67,711 in non-current liabilities for the long-term portion (Note 18).

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2005

2006

2005

2006

Cash and cash equivalents

State-owned banks (Note 4)

2,890,855

1,114,271

8.823.26

Accounts receivable - trade

Telkom

157,080

136,962

0.48

0.40

StarHub Pte. Ltd. (“StarHub”), Singapore

39,130

46,354

0.12

0.14

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

43,167

43,359

0.130.13

Singapore Telecommunications Ltd

(“SingTel”), Singapore

20,338

27,757

0.06

0.08

State-owned banks

28,350

15,821

0.090.05

PT Pos Indonesia (Persero)

9,760

9,187

0.03

0.03

PT Citra Sari Makmur (“CSM”)

5,013

5,914

0.02

0.02

PSN

-

3,839

-

0.01

Lembaga Kantor Berita Negara Antara

-

2,045

-

0.01

Telkomsel

2,733

1,494

0.010.00

Cable & Wireless Optus

(“Optus”), Australia

892

-

0.00

-

Others

20,913

23,273

0.06

0.07

Total

327,376

316,005

1.00

0.94

Less allowance for doubtful accounts

150,977

141,263

0.46

0.43

Net

176,399

174,742

0.540.51

Prepaid expenses

Ministry of Communications and

Information Technology

118,902

150,676

0.360.44

Jiwasraya

21,981

3,290

0.070.01

Kopindosat

8,969

2,376

0.030.01

Others

2,362

2,702

0.010.01

Total

152,214

159,044

0.470.47

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2005

2006

2005

2006

Other current assets

State-owned banks

18,872

15,049

0.060.04

Others

865

6

0.00

0.00

Total

19,737

15,055

0.060.04

Due from related parties

Key management personnel

18,567

11,032

0.060.03

Kopindosat

6,197

6,197

0.020.02

Telkomsel

7,048

5,881

0.020.02

BNI

-

1,213

-

0.00

Others

342

1,808

0.00

0.01

Total

32,154

26,131

0.100.08

Less allowance for doubtful accounts

1,753

2,795

0.01

0.01

Net

30,401

23,336

0.090.07

Long-term prepaid pension

Jiwasraya

236,491

230,284

0.720.67

Long-term advances

Kopindosat

4,328

2,800

0.020.01

Others

1,341

1,106

0.000.00

Total

5,669

3,906

0.020.01

Non-current assets - others

State-owned banks

1,200

32,649

0.000.10

Telkom

26,086

21,681

0.08

0.06

Kopindosat

-

7,430

-

0.02

Others

-

2,853

-

0.01

Total

27,286

64,613

0.080.19

Accounts payable - trade

Telkomsel

22,716

27,280

0.12

0.14

Telkom6,0003,169

0.03

0.02

Optus

-

1,417

-

0.01

Others

1,746

2,273

0.010.01

Total

30,462

34,139

0.160.18

Procurement payable

PT Industri Telekomunikasi

Indonesia

27,669

33,667

0.150.18

Kopindosat

44,853

33,458

0.240.18

PT SCS Astra Graphia Technologies

2,549

3,062

0.01

0.02

Total

75,071

70,187

0.40

0.38

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2005

2006

2005

2006

Accrued expenses

Ministry of Communications and

Information Technology

147,096

230,148

0.801.22

Ministry of Finance

-

20,633

-

0.11

Key management personnel

8,995

8,861

0.050.05

Kopindosat

7,893

2,037

0.040.01

BNI

12,303

-

0.07

-

Telkom

1,740

-

0.01

-

Total

178,027

261,679

0.971.39

Due to related parties

PT Pos Indonesia (Persero)

4,100

11,937

0.02

0.06

Comnet

4,597

6,649

0.02

0.04

TVRI

2,262

4,973

0.010.03

State-owned banks

1,875

1,875

0.010.01

Kopindosat

1,518

1,490

0.010.01

Others

2,255

2,516

0.020.01

Total

16,607

29,440

0.090.16

Loans payable

State-owned banks

630,251

635,649

3.44

3.38

Other non-current liabilities

Telkomsel

14,773

13,109

0.08

0.07

Others

2,832

990

0.02

0.01

Total

17,605

14,099

0.10

0.08

   Percentage to Respective Income

                   or Expenses

Amount

            (%)

2004

2005

2006

2004

20052006

Operating revenues

Telkom

1,140,163

806,211

545,060

10.93

6.96

4.45

State-owned banks

221,727

184,291

131,397

2.13

1.59

1.07

SingTel

39,300

29,162

66,564

0.38

0.250.54

StarHub

15,141

37,860

66,213

0.15

0.330.54

CSM

8,607

11,192

11,058

0.08

0.100.09

Lembaga Kantor Berita

Negara Antara

22,933

21,324

7,628

0.220.180.06

PSN

5,283

3,949

5,490

0.050.030.04

Ministry of

Communications

and Information

Technology

3,339

486

5,383

0.03

0.000.04

PT Angkasa Pura

(Persero)

5,717

6,334

4,652

0.05

0.050.04

PT Garuda Indonesia

(Persero)

6,559

3,255

470

0.06

0.030.00

Telkomsel

198,126

59,121

(13,539

)

1.900.51(0.11

)

Optus

5,540

(1,029

)

(437

)

0.05

(0.01)0.00

Others

67,530

70,572

124,088

0.650.611.00

Total

1,739,965

1,232,728

954,027

16.6810.637.76

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

   Percentage to Respective Income

                   or Expenses

Amount

            (%)

2004

2005

2006

2004

20052006

Operating expenses

Personnel

Key management

personnel

160,003

108,190

108,589

2.211.37

1.23

Kopindosat

102,500

113,112

39,726

1.42

1.42

0.45

Jiwasraya

33,931

(3,018

)

30,174

0.47(0.04)0.34

Total

296,434

218,284

178,489

4.10

2.75

2.02

Administration and

general

Kopindosat

10,388

49,478

48,560

0.140.620.55

PLN

13,782

20,249

41,203

0.19

0.26

0.47

UGBDN

4,567

4,066

5,628

0.06

0.050.06

Others

3,443

30,005

968

0.05

0.380.01

Total

32,180

103,798

96,359

0.44

1.31

1.09

Maintenance

Kopindosat

5,769

14,788

6,838

0.080.190.08PT Industri

Telekomunikasi

Indonesia

-

3,096

5,001

-

0.040.06

SingTel

2,216

1,950

1,204

0.03

0.020.01

StarHub

165

-

-

0.00

--

Total

8,150

19,834

13,043

0.110.250.15

Compensation to

telecommunications

carriers and service

providers

Telkom

492,132

390,136

343,854

6.80

4.913.89

Others

525

-

1,108

0.01

-0.01

Total

492,657

390,136

344,962

6.814.913.90

Leased circuits

Comnet

31,979

32,523

34,146

0.440.410.39

SingTel

18,289

19,529

13,359

0.25

0.250.15

StarHub

2,477

6,796

1,835

0.030.090.02

Intelsat

18,227

-

-

0.25

-

-

Total

70,972

58,848

49,340

0.970.750.56

Other costs of services

Ministry of

Communications

and Information

Technology

345,993

545,822

663,552

4.78

6.88

7.51

Pemda DKI Jakarta

1,642

77

15

0.02

0.00

0.00

Others

8,186

2,555

2,355

0.110.03

0.03

Total

355,821

548,454

665,922

4.916.91

7.54

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

   Percentage to Respective Income

                   or Expenses

Amount

            (%)

2004

2005

2006

2004

20052006

Other income

(expenses)

Interest income

(expense) - net

State-owned banks

(41,069

)

33,376

46,841

4.56

(2.57

)

(3.40)

Others

3,265

37,321

18,839

(0.36

)(2.86

)

(1.37

)

Net

(37,804

)

70,697

65,680

4.20

(5.43)(4.77

)

The following are the significant agreements/transactions with related parties:

a.

State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company also obtained loans from BNI and Mandiri (Note 16).

b.

Telkom

(1)

a.

Fixed telecommunication services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•

Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•

The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•

Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp82 (in full amount) per record of outgoing call, as compensation for billing processing (Note 26).

•

The compensation arrangement for the services provided is based on interconnection tariffs (Note 36) determined by the Ministry of Communications.

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(1)

a.

Fixed telecommunication services (continued)

The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 (in full amount) per record of outgoing call as compensation for billing processing.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.

Cellular Services

Satelindo and IM3 also have agreements with Telkom for the interconnection of Satelindo and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers  to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 36).

Furthermore, on December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunication network with Telkom’s fixed telecommunication network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(2)

In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, generally under the same terms as those of the Land Transfer Agreement.

(3)

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the sixth amendment agreement dated September 29, 2006. Transponder lease expense charged to operations amounted to Rp14,516 in 2004, Rp8,025 in 2005 and Rp7,083 in 2006 which is presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

Percentage to

Amount

Respective Income or Expenses (%)

2004

2005

2006

2004

20052006

Net operating

revenues

1,140,163

806,211

545,060

10.936.964.45

Operating

expenses

492,132

390,136

343,854

6.804.91

3.88

c.

PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of US$323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

d.

Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under contractual sharing agreements which provide the following:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s  international gateway exchanges.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

d.

Telkomsel (continued)

•

Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

Net interconnection revenues (charges) from Telkomsel for the years ended December 31, 2004, 2005 and 2006 are as follows:

2004

2005

2006

Interconnection revenues

185,210

683,577

707,850

Interconnection charges

(431,543

)

(653,645

)

(758,632

)

Net revenues (charges)

(246,333

)

29,932

(50,782

)

e.

Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plans.

f.

Kopindosat

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

As of  December 31, 2005 and 2006, Kopindosat has investments in the following entities:

Equity Interest (%)

2005

2006

PT Persada Alih Daya

-

99.00

PT Puri Perkasa Farmindo

95.00

99.00

Lintasarta

0.66

0.66

IMM

0.50

0.15

PT Duta Sukses Utama

90.00

-

PT Mutiara Data Caraka Lintas

15.00

-

Sisindokom (formerly Sisindosat)

0.53

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

f.

Kopindosat (continued)

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees which is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

g.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Companies to their employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which are amortized over the average remaining service period of the employees.
The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2005 and 2006 amounted to Rp18,567 and Rp11,032, respectively, and are presented as part of “Due from Related Parties”. Those given to non-key management personnel amounting to Rp3,597 and Rp2,817 as of
December 31, 2005 and 2006, respectively, are presented as part of “Accounts Receivable - Others” for the current portion, and Rp122,281 and Rp103,121 as of December 31, 2005 and 2006, respectively, as “Long-term Receivables” for the non-current portion.

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

StarHub

Affiliate

Operating revenues -

international calls

2.

SingTel

Affiliate

Operating revenues -

international calls

3.

TVRI

Affiliate

Operating revenues - MIDI

4.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

5.

Lembaga Kantor Berita

Negara Antara

Affiliate

Operating revenues - MIDI

6.

CSM

Affiliate

Operating revenues - MIDI

7.

Optus

Affiliate

Operating revenues -

international calls

8.

Ministry of Communications

Government agency

Operating revenues - MIDI and

and Information Technology

concession fee

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

9.

PT Industri Telekomunikasi

Indonesia (Persero)

Affiliate

Procurement payable

10.

PT SCS Astra Graphia

Technologies

Affiliate

Procurement payable

11.

Ministry of Finance

Government agency

Other expenses - dividend penalty

12.

Comnet

Affiliate

Other cost of services - rent of

transmission channel

13.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues - MIDI

14.

PT Garuda Indonesia (Persero)

Affiliate

Operating revenues - MIDI

15.

 PLN

Affiliate

Utilities expense

16.

UGBDN

Affiliate

Rent expense

31.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2004

2005

2006

Numerator for basic earnings per

share - net income

1,633,208

1,623,481

1,410,093

Dilutive effect of convertible bonds (Note 17)

-

-

(11,262

)

Numerator for diluted earnings per share

1,633,208

1,623,481

1,398,831

Denominator - number of shares

Denominator for basic earnings per share:

Weighted-average number of shares

outstanding during the year (including

effect of exercise of ESOP Phase I

and Phase II)

5,202,760,294

5,253,249,519

5,404,654,859

Denominator for basic earnings per

share - adjusted weighted-average

number of shares after effect of exercise

of ESOP Phase I and Phase II

5,202,760,294

5,253,249,519

5,404,654,859

Dilutive effect of ESOP Phase II (Note 20)

4,646,308

-

-

Denominator for diluted earnings

per share

5,207,406,602

5,253,249,519

5,404,654,859

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

EARNINGS PER SHARE (continued)

2004

2005

2006

Basic earnings per share

313.91

309.04

260.90

Diluted earnings per share

313.63

309.04

258.82

Basic earnings per ADS (50 B shares

per ADS)

15,695.59

15,452.16

13,045.17

Diluted earnings per ADS

15,681.59

15,452.16

12,940.98

32.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved to, among others:

a.

Approve the utilization of 2003 net income (before restatement) as follows:

•

Rp15,700 for reserve fund

•

Rp145.55 per share for dividend distribution

•

Remaining amount for reinvestment and working capital.

a.

Pay the dividend on July 29, 2004, except the dividend for the Government which would be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 8, 2005, the stockholders resolved to, among others:

a.

Approve the utilization of 2004 net income as follows:

•

Rp16,332 for reserve fund

•

Rp154.23 per share for dividend distribution

•

Remaining amount for reinvestment and working capital.

b.

Pay the dividend on July 15, 2005, except the dividend for the Government which would be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 29, 2006, the stockholders resolved to, among others:

a.

Approve the utilization of 2005 net income as follows:

•

Rp16,235 for reserve fund

•

Rp149.32 per share for dividend distribution

•

Remaining amount for reinvestment and working capital.

b.

Pay the dividend on August 8, 2006, except the dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES

During 2005 and 2006, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair values as of December 31, 2005 and 2006:

                  Fair Value (Rp)

Notional

             2005

2006

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap:

a.

Standard Chartered Bank, Jakarta

Branch (“StandChart”)

25,000

20,053

-

-10,938

b.

Goldman Sachs Capital Market, L.P.,

New York (“GSCM”) (1)

100,000

-

-

--

c.

JPMorgan Chase Bank, Singapore

Branch (“JPMorgan”) (2)

25,000

-

-

--

d.

Goldman Sachs International (“GSI”)

100,000

55,260

-

-31,202

e.

GSI

25,000

3,908

-

-34,511

f.

GSI

75,000

-

1,303

16,550

-

g.

Merrill Lynch Capital Market Bank

Limited (“MLCMB”)

25,000

-

2,863

-10,705

h.

MLCMB

25,000

-

7,373

-

45,650

i.

StandChart

25,000

-

-

-34,215

j.

MLCMB

25,000

-

-

-22,151

k.

StandChart

25,000

-

-

-

18,022

l.

StandChart

25,000

-

-

-

7,584

m.

The Hongkong and Shanghai Banking

Corporation Limited, Jakarta

Branch (“HSBC”)

25,000

-

-

-7,286

Sub-total

79,221

11,539

16,550

222,264

Interest Rate Swap:

n.

Barclays Capital, London

(“Barclays”) (3)

50,000

-

-

--

o.

HSBC (1)

25,000

-

-

--

p.

ABN (1)

50,000

-

-

--

q.

GSCM

(4)

25,000

-

-

--

r.

GSCM

25,000

-

-

-2,029

Sub-total

-

-

-

2,029

Total

79,221

11,539

16,550

224,293

(1)

terminated in May 2005

(2)

terminated in October 2005

(3)

terminated in April 2005

(4)

terminated in October 2006

The net change in fair value of the swap contracts totalling Rp170,451, Rp44,209 and Rp438,774 in 2004, 2005 and 2006, respectively, is presented as “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses) in  the  consolidated  statements  of income. “Derivative assets”   presented  under current assets amounted to Rp79,221 and Rp16,550 as of December 31, 2005 and 2006, respectively, and “Derivative liabilities” presented under current liabilities amounted to Rp11,539 and Rp224,293 as of December 31, 2005 and 2006, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.

On April 23, 2004, the Company entered into a cross currency swap contract with StandChart which is effective starting April 13, 2004. Based on the contract, the Company will swap at the termination date on November 5, 2008, a total of Rp214,625 for US$25,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap cost amounting to Rp5,086, Rp13,865 and Rp16,911 in 2004, 2005 and 2006, respectively, is presented as part of  “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

b.

On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM that existed prior to August 9, 2004. Based on the contract, the Company would swap at termination date on November 5, 2010, a total of Rp840,650 for US$100,000. The contract provided for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at 6-month U.S. dollar LIBOR plus 2.62% per annum. Total swap cost amounting to Rp10,797 and Rp29,142 in 2004 and 2005, respectively, is presented as part of  “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On May 13, 2005, the Company early terminated its cross currency swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$11,750 (equivalent to Rp111,507). The payment was made on May 16, 2005.

c.

On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract:

•

If the spot rate at termination date was less than Rp14,000 to US$1 (in full amounts), the Company would swap at the termination date on November 5, 2010, a total of Rp225,000 for US$25,000.

•

If the spot rate at termination date was higher than Rp14,000 to US$1 (in full amounts), the Company would swap at the termination date on November 5, 2010, a certain rupiah amount [i.e., equivalent to US$25,000 multiplied by exchange rate of Rp9,000 (in full amount) plus the excess of actual spot rate over Rp14,000 (in full amount)] for US$25,000.

The contract provided for the Company to make semi-annual payments every May 5 and November 5 up to termination date at the fixed rate of 5% of Rp225,000 per annum. Total swap cost amounting to Rp5,687 in 2005 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provided early termination option for JPMorgan and the Company on
November 5, 2008 or November 5, 2009.

On October 28, 2005, the Company early terminated its cross currency swap contract with JPMorgan. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,792), which was made on November 1, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

d.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI. Based on the contract which is effective starting May 5, 2005, the Company will swap at termination date on November 5, 2010, a total of Rp832,250 for US$100,000. Based on the contract, the Company will make semi-annual payments every May 5 and November 5 up to termination date, at (i) fixed rate of 6.96% for US$50,000 and at (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000 and will receive (i) semi-annual payments in the amount of 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and
(ii) the amount of US$11,750 on May 13, 2008. Total swap cost amounting to Rp34,979 and Rp61,885 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

e.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting May 5, 2005. Based on the contract, the Company will swap at termination date on November 5, 2010, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to termination date, at the fixed rate of 4.30% of US$25,000 per annum. Total swap cost amounting to Rp5,642 and Rp9,689 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

f.

On August 22, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting June 22, 2005. Based on the contract, the Company will swap at termination date on June 22, 2012, a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000.The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 3.28% of US$75,000 per annum. Total swap cost amounting to Rp12,180 and Rp22,995 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

g.

On September 20, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting September 22, 2005. Based on the contract, the Company will receive, at termination date on June 22, 2012, the following:

•

If the rupiah/US$ spot rate at termination date is less than Rp9,500 to US$1 (in full amounts), the Company will receive zero amount from MLCMB.

•

If the rupiah/US$ spot rate at termination date is greater than Rp9,500 but less than or equal to Rp14,000 to US$1 (in full amounts), the Company will receive a certain U.S. dollar amount which equals to US$25,000 multiplied by (1 -  Rp9,500/rupiah/US$ spot rate) (in full amount).

•

If the rupiah/US$ spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts), the Company will receive a certain US$ amount which equals to US$25,000 multiplied by (Rp14,000 - Rp9,500)/rupiah/US$ spot rate (in full amounts).

The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 2.99% of US$25,000 per annum. Total swap cost amounting to Rp3,640 and Rp6,892 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

b.

On November 16, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting November 18, 2005. Based on the contract, the Company will swap at  the termination date on June 22, 2012, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 5.50% of US$25,000 per annum. Total swap cost amounting to Rp1,265 and Rp12,677 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

c.

On January 11, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting January 13, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp236,250 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 4.78% of US$25,000 per annum. Total swap cost amounting to Rp10,817 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

d.

On March 1, 2006, the Company entered into a cross currency swap contract with MLCMB which is effective starting March 3, 2006. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp229,975 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 4.15% of US$25,000 per annum. Total swap cost amounting to Rp9,375 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

e.

On March 15, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting March 17, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp228,550 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 3.75% of US$25,000 per annum. Total swap cost amounting to Rp6,685 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

f.

On May 12, 2006, the Company entered into a cross currency swap contract with StandChart. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp217,500 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 3.45% of US$25,000 per annum. Total swap cost amounting to Rp4,897 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

g.

On August 8, 2006, the Company entered into a cross currency swap contract with HSBC. Based on the contract, the Company will swap at termination date on November 5, 2010, a total of Rp225,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to and including termination date at the fixed rate of 4.00% of US$25,000 per annum. Total swap cost amounting to Rp2,277 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

All cross-currency swap contracts with GSI (Notes 33d, 33e and 33f) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant Credit Events. Upon the occurrence of any of these Credit Events, the Company’s obligations and those of GSI under these swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Interest Rate Swap Contracts

h.

On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR was to be located in the pre-determined annual (subsequently changed to semi-annual*) range. The range was to be pre-determined annually (subsequently changed to semi-annually*) up to 2010 and would take effect on May 5 (subsequently changed to May 5 and November 5*) of each year. The swap income arising from this transaction amounting to Rp17,524 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provided early termination option for Barclays, every May 5 and November 5, commencing on May 5, 2006 up to termination date.

On April 15, 2005, the Company early terminated its interest rate swap contract with Barclays. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$3,880 (equivalent to Rp37,124). The payment was made on April 21, 2005.

* effective on September 15, 2004

i.

On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounting to Rp1,648 and Rp9,174 in 2004 and 2005, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

On May 12, 2005, the Company early terminated its interest rate swap contract with HSBC. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$1,060 (equivalent to Rp10,065). The payment was made on May 13, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

j.

On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000. Based on the contract which was effective starting May 5, 2005, the interest rate swap contracts that existed prior to January 20, 2005 and all related cash flows were cancelled effective January 20, 2005 and the fair value of the interest rate swap contracts as of January 20, 2005 was transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S. dollar LIBOR was located in the pre-determined ranges up to the termination date.

On May 12, 2005, the Company early terminated its interest rate swap contract with ABN. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$2,685 (equivalent to Rp25,494). The payment was made on May 13, 2005.

k.

On March 15, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which was effective starting
December 22, 2005, the Company agreed to pay at the fixed rate of 4.90% of US$25,000 per annum, in quarterly intervals, every March 22, June 22, September 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined quarter range up to 2012. The swap income arising from this transaction amounting to Rp3,860 in 2006, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under  Other Income (Expenses).

On October 16, 2006, the Company early terminated its interest rate swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,498), which was made on October 20, 2006.

l.

On July 18, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which is effective starting December 22, 2006, the Company agreed to pay at the fixed rate of 5.90% of US$25,000 per annum, in semi-annual intervals, every June 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined semi-annual range up to 2012. The swap income arising from this transaction amounting to Rp1,389 in 2006, is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under  Other Income (Expenses).

The contract provides early termination option for GSCM starting on June 22, 2007 and semi-annually thereafter with five (5) New York business days’ prior notice.

34.

COMMITMENTS AND CONTINGENCIES

a.

As of December 31, 2006, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$243,452, EUR317,034 (in full amount, equivalent to US$417) and Rp1,392,587 (Note 41i).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

The significant commitments on capital expenditures are as follows:

•

The Company has issued several Purchase Orders (“POs”) for the provision of equipment and services in the installation of BSS Roll-out 2006 to the following major vendors:

 Vendor

Area Covered

Total PO Amount

Unserved Issued PO

Ericsson AB and

     PT Ericsson

Indonesia

Jabotabek

US$21,227 and Rp25,424

US$8,875 and Rp13,011

Siemens AG and

     PT Siemens

Indonesia

Sumatra and

Nusa Tenggara

US$329 and Rp133,767

US$147 and Rp43,671

Alcatel CIT and

      PT Alcatel

Indonesia

Kalimantan

US$3,888 and Rp73,850

US$2,537 and Rp14,595

•

On September 29, 2006, the Company entered into WCDMA/HSDPA Radio Access Network Development Project Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract prices under this agreement amounted to US$55,220 and Rp216,039. As of December 31, 2006, the Company has issued several POs totalling US$31,008 and Rp119,476. The issued POs that have not been served amounted to US$21,867 and Rp75,395.

•

On September 25, 2006, the Company entered into Single Intelligent Network Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract prices under this agreement amounted to US$67,091 and Rp92,364. As of December 31, 2006, the Company has issued several POs totalling US$8,931 and Rp9,619. The issued POs that have not been served amounted to US$3,220 and Rp3,468.

•

On March 13, 2006, the Company entered into IN Decentralization and IVR Expansion Agreement with PT Ericsson Indonesia and Ericsson AB. This agreement was amended on April 26, 2006. The total contract prices, as amended, under this agreement amounted to US$16,688 and Rp16,500. As of December 31, 2006, the Company has issued several POs totalling US$12,787 and Rp16,500. The issued POs that have not been served amounted to US$5,372 and Rp7,244.

•

On July 28, 2005, the Company entered into Supply and Installation Agreements of PDH and SDH Microwave Radio Equipment for West Java, Central Java, Bali and Nusa Tenggara Islands with PT Alcatel Indonesia, Alcatel CIT, and Alcatel Italy. The latest amendment to these agreements was made on December 29, 2006. The total contract prices, as amended, under these agreements amounted to US$26,492 and Rp135,225. As of December 31, 2006, the Company has issued several POs for the full amount of the contract prices. The issued POs that have not been served amounted to US$7,722 and Rp69,125.

•

On July 1, 2005, the Company entered into 2005 - 2008 BSS Expansion Agreement with PT Nokia Networks. This agreement was amended on June 30, 2006. The total contract prices, as amended, under this agreement amounted to US$107,989 and Rp257,357. As of
December 31, 2006, the Company has issued several POs for the full amount of the contract price. The issued POs that have not been served amounted to US$15,411 and Rp49,461.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

•

On March 15, 2005, the Company entered into Supply and Installation of BSS, MSC and IN Expansion Agreements with PT Ericsson Indonesia and Ericsson AB. The latest amendment to these agreements was made on February 13, 2006. The total contract prices, as amended, under these agreements amounted to US$64,335 and Rp93,982. As of December 31, 2006, the Company has issued several POs for the full amount of the contract prices. The issued POs that have not been served amounted to US$3,135 and Rp53,010.

b.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

•

Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures at the maximum period of six months and can be drawn in tranches with minimum amounts of US$500. Interest will be charged on daily balances at 3% per annum and 6.3% per annum below the HSBC Term Lending Rate for the loan denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

Based on the loan/overdraft facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Company also obtained treasury facilities from HSBC as follows:

•

Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap, with a maximum maturity of 5 years.

•

Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with maximum maturity of 3 months.

The facilities expired on February 28, 2006 and were extended for 12 months.

As of December 31, 2006, the Company has not used these facilities.

c.

On August 25, 2005, the Company obtained facilities from Deutsche Bank AG, Jakarta Branch to finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance will mature at the maximum period of six months and bears interest as follows:

-

The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

-

The interest on each advance with maturities of over three months but less than six months shall be payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG, Jakarta Branch for the issuance of bank guarantee.

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for further 12-month periods upon expiration, unless early notification of non-extension is made in writing.

As of December 31, 2006, the facilities have not been terminated and the Company has not used these facilities.

d.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable.

The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. On       April 25, 2005, the Company was discharged as the CBP.

As of December 31, 2006, the balance of the funds which are under the Company’s custody (including interest earned) amounted to US$22,666. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

e.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, of the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (for a maximum period of 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. In its letter No. 002/GUI/KU.300/03 dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, the MOF through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been increased from Rp38,096 to Rp42,902.

Based on letter No. S-20/MBU.S/2004 dated January 28, 2004 of the Ministry of State-owned Enterprises of the Republic of Indonesia, the Ministry requested the MOF to reconsider its decision to penalize the Company for the late payment of dividends to the Government.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

In response to letter No. S-20/MBU.S/2004 dated January 28, 2004 from the Ministry of
State-owned Enterprises (see above), the MOF through its letter No.  S-126/MK.6/2004 dated March 15, 2004 stated that the request of the Ministry of State-owned Enterprises to release the Company from the penalty on late payment of dividends was difficult to consider as there was no regulation for the release of the penalty on the late payments of dividends.

On June 15, 2005, the MOF, in its letter No. S-1680/AP/2005, reconfirmed the Company’s penalties amounting to Rp63,535 and requested the Company to immediately settle the penalties.

Based on the Circular Resolution dated September 18, 2006 of the Company’s Board of Directors, after carefully considering the input made by the Government of Indonesia at the Company’s Stockholders’ Annual General Meeting held on June 29, 2006, the Board of Directors agreed to amicably settle such dividend penalty in such amount and terms of payment acceptable to the MOF. Up to December 31, 2006, no resolution has been agreed between the Company and the MOF.

In 2006, the Company accrued the penalty in the amount of Rp20,633 representing its estimate of the penalty it will pay to the Government.

f.

The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the scheme of payment set out in the Regulation No. 7/PER/M.KOMINFO/2/2006 dated
February 8, 2006 of the Ministry of Communications and Information Technology.

35.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

TARIFF SYSTEM (continued)

a.

International telecommunications services (continued)

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges.

The maximum tariff for connection fee is Rp200,000 (in full amount) per new connection number. The maximum tariff for monthly charges is Rp65,000 (in full amount). Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 (in full amount) per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 (in full amount) per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”) were subsequently superseded by Regulation No. 12/Per/M.KOMINFO/02/2006 dated February 28, 2006 of the Ministry of Communications and Information Technology regarding basic telephony tariff for cellular mobile network service.

As of December 31, 2006, the Company has not yet applied such regulation since it is still waiting for further guidance on the implementation of tariff formula.

c.

Fixed telecommunication services

In February 2006, the Ministry of Communications and Information Technology released Regulation No. 09/Per/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

As of December 31, 2006, the Company has not yet applied such regulation since it is still waiting for further guidance on the implementation of tariff formula.

36.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree was updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

USO

Rp750 per call

Number of successful outgoing

and incoming calls

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

a.

Between international and domestic PSTN (continued)

For a ten-year period effective January 1, 1995, the Company (Indosat only, not including Satelindo - Note 1e) was originally exempted from the obligation to pay USO.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

Based on regulation No. 28 year 2005 dated July 5, 2005 of the Government of the Republic of Indonesia, the USO tariff has been changed from Rp750 per successful international outgoing or incoming call to 0.75% of annual gross revenues. Based on the decision letter of the Ministry of Communications and Information Technology, bad debts and compensation to other telecommunication carriers can be deducted in computing annual gross revenues. The Company applied the new tariff starting January 1, 2005 (Note 27).

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree
No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to December 31, 2006, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 37).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM.37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the Ministry of Communications which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/Per/M. KOMINFO/02/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology. Subsequently, on August 4, 2006, the Directorate General of Post and Telecommunication issued decree No. 278/DIRJEN/2006 which approved the Reference Interconnection Offer (“RIO”) of the Company and two other dominant telecommunication operators (Telkom and Telkomsel).

37.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel, see Note 30). The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

As of December 31, 2006, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula.

Net interconnection revenues (charges) from the operators are as follows:

2004

2005

2006

Excelcom

(18,955

)

(30,239

)

(34,675)

Komselindo

3,992

3,432

2,028

Net

charges

(14,963

)

(26,807

)

(32,647)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

38.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of      December 31, 2006 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

181,510

1,637,216

Accounts receivable

Trade

123,088

1,110,254

Others

357

3,221

Derivative assets

1,835

16,552

Other current assets

939

8,470

Due from related parties

534

4,816

Non-current assets - others

1,279

11,537

Total assets

309,542

2,792,066

Liabilities:

Accounts payable - trade

10,095

91,057

Procurement payable

219,618

1,980,954

Accrued expenses

22,379

201,856

Deposits from customers

901

8,125

Derivative liabilities

24,866

224,293

Loans payable (including current maturities)

34,200

308,484

Bonds payable

550,000

4,961,000

Other non-current liabilities

6,300

56,830

Total liabilities

868,359

7,832,599

Net liabilities position

558,817

5,040,533

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

39.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows:

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2004

Operating Revenues

Revenues from external customers

7,342,061

1,544,684

1,483,941

59,42010,430,106

Inter-segment revenues

(100,282

)

100,282

176,778

134,339311,117

Total revenues

7,241,779

1,644,966

1,660,719

193,75910,741,223

Inter-segment revenues elimination

(311,117)

Operating revenues - net

10,430,106

Income

Operating income (loss)

2,438,107

575,709

269,935

(85,685)3,198,066

Gain on sale of investment in

associated company

286,204

Interest income

187,430

Gain on sale of other long-term

investment

110,929

Equity in net income of

associated companies

61,489

Financing cost

(1,097,531)

Income tax expense

(724,554)

Amortization of goodwill

(226,347)

Loss on change in fair value

of derivatives - net

(170,451)

Loss on foreign exchange - net

(66,116)

Others - net

99,085

Income before Minority Interest in

Net Income of Subsidiaries

1,658,204

Other Information

Segment assets

20,490,078

1,803,385

3,003,617

160,56725,457,647

Unallocated assets

6,058,820

Inter-segment assets elimination

(3,644,000)

Assets - net

27,872,467

Segment liabilities

13,861,414

1,069,168

977,572

65,90815,974,062

Unallocated liabilities

1,508,706

Inter-segment liabilities elimination

(2,794,893)

Liabilities - net

14,687,875

Capital expenditure

4,611,015

507,556

790,817

1,2715,910,659

Depreciation and amortization

2,209,323

182,040

425,002

2,2922,818,657

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2005

Operating revenues

Revenues from external customers

8,644,951

1,250,807

1,694,03311,589,791

Inter-segment revenues

(115,727

)

115,727

269,462269,462

Total operating revenues

8,529,224

1,366,534

1,963,49511,859,253

Inter-segment revenues elimination

(269,462

)

Operating revenues - net

11,589,791

Income

Operating income

2,639,498

615,091

397,3283,651,917

Interest income

215,103

Gain on sale of investment in associated company

14,625

Gain on sale of other long-term investments - net

1,204

Equity in net income of associated companies

86

Financing cost

(1,264,764

)

Income tax expense

(697,924

)

Amortization of goodwill

(226,352

)

Loss on foreign exchange - net

(79,932)

Loss on change in fair value  of derivatives - net

(44,209)

Others - net

85,117

Income before Minority Interest in Net Income

of Subsidiaries

1,654,871

Other Information

Segment assets

28,303,265

1,149,005

3,269,09132,721,361

Unallocated assets

6,410,391

Inter-segment assets elimination

(6,344,619

)

Assets - net

32,787,133

Segment liabilities

19,857,524

904,541

960,832

21,722,897

Unallocated liabilities

2,142,746

Inter-segment liabilities elimination

(5,393,838

)

Liabilities - net

18,471,805

Capital expenditure

6,330,401

306,349

661,197

7,297,947

Depreciation and amortization

2,431,356

214,206

434,643

3,080,205

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2006

Operating revenues

Revenues from external customers

9,227,537

1,109,281

1,902,589

12,239,407

Inter-segment revenues

(222,650

)

222,650

318,119

318,119

Total operating revenues

9,004,887

1,331,931

2,220,708

12,557,526

Inter-segment revenues elimination

(318,119

)

Operating revenues - net

12,239,407

Income

Operating income

2,291,923

627,611

479,125

3,398,659

Gain on foreign exchange - net

304,401

Interest income

212,823

Financing cost

(1,248,899

)

Income tax expense

(576,107

)

Loss on change in fair value  of derivatives - net

(438,774

)

Amortization of goodwill

(226,507

)

Equity in net loss of associated companies

(238

)

Others - net

21,202

Income before Minority Interest in Net Income

of Subsidiaries

1,446,560

Other Information

Segment assets

30,550,224

1,552,003

3,738,044

35,840,271

Unallocated assets

4,520,191

Inter-segment assets elimination

(6,131,804

)

Assets - net

34,228,658

Segment liabilities

19,665,806

760,291

931,646

21,357,743

Unallocated liabilities

2,633,240

Inter-segment liabilities elimination

(4,964,070

)

Liabilities - net

19,026,913

Capital expenditure

5,961,152

366,718

593,458

6,921,328

Depreciation and amortization

2,967,185

182,702

503,379

3,653,266

40.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

41.

SUBSEQUENT EVENTS

a.

On January 2, 2007, the Company and GSCM entered into a currency forward contract with notional amount of US$10,000 and USD/IDR fixing rate of Rp8,995 to US$1 (in full amounts). Based on the contract:

•

If the USD/IDR fixing rate is lower than Rp9,600 to US$1 (in full amounts), the Company will buy US$10,000 at USD/IDR fixing rate on the respective settlement dates.

•

If the USD/IDR fixing rate is higher than Rp9,600 to US$1 (in full amounts), there will be no settlement on the respective settlement dates.

b.

On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction arising from the corporate income tax audit for fiscal year 2003 (Note 14).

c.

On January 17, 2007, ICL, the Company’s majority shareholder, notified the Company regarding the plan of Qatar Telecom (“Qtel”) to make 25% equity investment in Asia Mobile Holdings Pte. Ltd. (“AMH”). Upon the closing of the transaction, STTC will effectively control 75% of the equity of AMH, which directly owns ICL and ICLS (Note 19).

d.

Based on an online extract from the Dutch Chamber of Commerce, the registration of SIB ended on January 17, 2007. Consequently, the liquidation process of SIB has been officially recognized since that date.

e.

On February 15, 2007, the Company and StandChart entered into a currency forward contract with notional amount of US$2,000 and USD/IDR fixing rate of Rp8,950 to US$1 (in full amounts). Based on the contract:

•

If the USD/IDR fixing rate is lower than Rp9,215 to US$1 (in full amounts), the Company will buy US$2,000 at USD/IDR fixing rate on the respective settlement dates.

•

If the USD/IDR fixing rate is at/higher than Rp9,215 to US$1 (in full amounts), there will be no settlement on the respective settlement dates.

f.

On February 27, 2007, the Company received a notification letter from Standard Chartered Bank, security agent, releasing the pledge of ICL's investment in the Company's equity shares in relation to the loan facility obtained by STTC (Note 19).

g.

On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the tax correction arising from the income tax article 26 audit for fiscal year 2004 (Note 14).

h.

Based on letter No. 40/DJPT.3/KOMINFO/II/2007 dated March 3, 2007 of the Ministry of Communications and Information Technology, the Ministry requested the Company to settle the USO liabilities of Satelindo amounting to Rp19,257 (Note 15).

i.

As of March 5, 2007, the average buying and selling rate of bank notes published by Bank Indonesia is Rp9,200 to US$1 (in full amounts), while as of December 31, 2006, the average buying and selling rate was Rp9,020 to US$1 (in full amounts). Using the exchange rate as of March 5, 2007, the Companies suffered foreign exchange loss amounting to approximately Rp100,587 on the foreign currency liabilities, net of foreign currency assets, as of March 5, 2007 (Note 38).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

41.

SUBSEQUENT EVENTS (continued)

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be converted into rupiah at the rate as of December 31, 2006 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of     December 31, 2006 as disclosed in Note 34a are approximately Rp2,243,595, if translated at the rate as of  March 5, 2007.

42.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2004 and 2005 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2006 consolidated financial statements:

As Previously Reported

As Reclassified

Amounts

2004

Consolidated Statements of Cash Flows

Cash flows from operating

Cash flows from financing

activities - employees and

activities - cash dividend paid by

suppliers

subsidiaries to minority interest

(7,671

)

Cash flows from investing

Cash flows from operating

activities - swap income from

activities - interest rate swap

interest rate swap contracts

contracts

34,143

Cash flows from investing

Cash flows from operating

activities - swap cost from

activities - swap cost from

cross currency swap contracts

cross currency swap contracts

(15,882

)

Cash flows from financing

activities - swap cost from

cross currency swap contracts

(15,392

)

2005

Consolidated Statements of Cash Flows

Cash flows from operating

Cash flows from financing

activities - employees and

activities - cash dividend paid by

suppliers

subsidiaries to minority interest

(9,046)

Cash flows from investing

Cash flows from operating

activities - swap income from

activities - interest rate swap

interest rate swap contracts

contracts

9,174

Cash flows from investing

Cash flows from operating

activities - payment for

activities - termination

termination of swap contracts

of swap contracts

(76,475

)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

With Comparative Figures for 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

42.

RECLASSIFICATION OF ACCOUNTS (continued)

As Previously Reported

As Reclassified

Amounts

2005 (continued)

Consolidated Statements of Cash Flows (continued)

Cash flows from financing

activities - payment for termination

of swap contract

(111,508

)

Cash flows from investing

Cash flows from operating

activities - swap cost from

activities - swap cost from

cross currency swap contracts

cross currency swap contracts

(42,279

)

Cash flows from financing

activities - swap cost from

cross currency swap contract

(64,121

)

43.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on March 5, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : March 26, 2007

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director

110